


05063815

IXYS




PROCESSED
AUG 19 2005
THOMSON
FINANCIAL

PROXY STATEMENT AND
ANNUAL REPORT TO STOCKHOLDERS
FOR THE YEAR ENDED MARCH 31, 2005

August 5, 2005

Dear Stockholders,

In our fiscal year ended March 31, 2005, IXYS continued to enjoy record growth for 11 consecutive quarters. Our revenues increased in all geographic segments, with the strongest revenue growth occurring in Asia. IXYS continued to expand its position in the consumer products market, including consumer electronics and plasma display panels. This represented one of our major successes stories in fiscal 2005 and a key strategy that has driven our growth in Asia.

We have continued to pursue a strategy of market diversification that we believe can lead to improved profit margins and sustainable growth. IXYS has built a strong position in the industrial, medical and IT/telecommunications infrastructure markets with its family of rugged and high voltage power MOS devices. With the integration of the acquisitions over the past few years of Westcode, Clare and Microwave Technology, IXYS has now successfully expanded into the transportation, medical imaging, RF microwave/cellular infrastructure and military/aerospace markets. IXYS's main product thrust remains its broad family of power semiconductors; however, we can now complement our traditional power offerings with new higher power thyristors, solid state relays, power management ICs and a new family of trench MOSFETs, enabling IXYS to increase its market opportunity at its major customers.

We continue to invest in research and development aimed at technologies and products that we believe will facilitate our continued growth in these key target markets. On the power side, we have successfully launched new driver ICs and power MOS devices for the flat panel plasma display and LCD markets, higher voltage (2500-3000 volts) IGBTs for portable defibrillators, high power IGBT modules for industrial controls and a new TrenchFET™ isolated module for electric power steering in cars and trucks. On the telecom IC side, we launched new data access arrangement ICs for VoIP and a next generation combination line card interface IC for higher density combination data/VoIP/analog line cards. These telecom ICs use an advanced silicon on insulator technology from our Beverly, Massachusetts wafer fabrication facility.

On the power management side, IXYS launched a broad family of gate driver ICs, current measurement ICs and plasma display panel gate drivers that compliment our power MOSFETS and IGBTs and enable system selling. IXYS also expanded its solid state relays to higher voltage and higher power applications using its DCB-based Isoplus™ packaging. In the display area, our Micronix division developed a new family of e-ink display drivers and has been designed into next generation e-book and commercial signage applications.

We continue to deploy products to support green energy initiatives, through the introduction of new products for solar and wind energy, as well as power semiconductors to improve energy efficiency in a broad range of power applications, including HVAC and appliances. Overall, IXYS is well positioned with these new products to expand its position and drive growth further in the next few years.

In fiscal 2005, we had record revenues of $256.6 million, a 36.9% increase over the prior fiscal year's $187.4 million, and a backlog of $78.9 million. Our book-to-bill ratio for the fourth quarter of fiscal 2005 was 0.99 and our cash and cash equivalents improved by $16.1 million over the prior fiscal year.

Key fiscal statistics for the prior three years are shown below:

	FY05	FY04	FY03
		(In thousands)	
Net revenues	$256,620	$187,442	$136,111
Stockholders' equity	165,277	145,531	138,809
Cash and cash equivalents	58,144	42,058	40,094

In fiscal 2005, we saw our strongest growth in the consumer products market, accompanying our continued broad market year-over-year growth in all our major markets. Our consumer product sales comprised 21% of our fiscal 2005 revenue. Our continued efforts at diversification in markets and customers help us to minimize the effects of business cycles typical for the semiconductor industry.

In summary, our fundamental growth drivers did not change, though we continued to increase our participation in the consumer electronics, appliance and flat panel display markets with new products to service this large customer base. The continued positive impact on revenue growth of our entry into these new markets has demonstrated the importance of our efforts to diversify our products to service a larger, more varied customer base. We continue to remain focused on the long term success of the company as we endeavor to provide the best value to our stockholders.

We are thankful to our stockholders and employees for their dedication and trust. In addition, we would be remiss if we did not also thank our traditional and newly added customers for their business during the fiscal year, and our suppliers for their cooperation.

Thank you,

Nathan Zommer, PhD
Chairman of the Board, President and CEO

Proxy Statement

IXYS CORPORATION
3540 BASSETT STREET
SANTA CLARA, CA 95054-2704

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON SEPTEMBER 6, 2005

To the Stockholders of IXYS Corporation:

Notice Is Hereby Given that the Annual Meeting of Stockholders of **IXYS Corporation**, a Delaware corporation (the "Company"), will be held on Tuesday, September 6, 2005 at 3:00 p.m. local time at 3540 Bassett Street, Santa Clara, California 95054 for the following purposes:

1. To elect directors to serve for the ensuing year and until their successors are elected;

2. To ratify the selection of BDO Seidman, LLP as independent auditors of the Company for its fiscal year ending March 31, 2006; and

3. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

The Board of Directors has fixed the close of business on July 18, 2005, as the record date for the determination of stockholders entitled to notice of and to vote at this Annual Meeting and at any adjournment or postponement thereof.

By Order of the Board of Directors

UZI SASSON
Secretary

Santa Clara, California
July 29, 2005

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN ORDER TO ENSURE YOUR REPRESENTATION AT THE MEETING. A RETURN ENVELOPE (WHICH IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES) IS ENCLOSED FOR THAT PURPOSE. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME.

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IXYS CORPORATION
3540 BASSETT STREET
SANTA CLARA, CA 95054-2704

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

SEPTEMBER 6, 2005

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors (the "Board") of IXYS Corporation, a Delaware corporation ("IXYS" or the "Company"), for use at the Annual Meeting of Stockholders to be held on September 6, 2005, at 3:00 p.m. local time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting. The Annual Meeting will be held at 3540 Bassett Street, Santa Clara, California 95054. The Company intends to mail this proxy statement and accompanying proxy card on or about August 10, 2005 to all stockholders entitled to vote at the Annual Meeting.

Solicitation

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing and mailing of this proxy statement, the proxy card and any additional information furnished to stockholders. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock beneficially owned by others to forward to such beneficial owners. The Company may reimburse persons representing beneficial owners of Common Stock for their costs of forwarding solicitation materials to such beneficial owners. Original solicitation of proxies by mail may be supplemented by telephone, telegram, electronic mail or personal solicitation by directors, officers or other regular employees of the Company. No additional compensation will be paid to directors, officers or other regular employees for such services.

Voting Rights and Outstanding Shares

Only holders of record of Common Stock at the close of business on July 18, 2005 will be entitled to notice of and to vote at the Annual Meeting. At the close of business on July 18, 2005, the Company had outstanding and entitled to vote 33,542,122 shares of Common Stock.

Each holder of record of Common Stock on such date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at least a majority of the outstanding shares of stock entitled to vote are represented by votes at the meeting or by proxy. Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Against" votes, abstentions and broker non-votes (a "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Abstentions will be counted towards a quorum and will be counted towards the vote total for each proposal, with an abstention having the same effect as "Against" votes. Broker non-votes will be counted towards a quorum but will have no effect and will not be counted towards the vote total for any proposal.

Revocability of Proxies

Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with the Secretary of the Company at the Company's principal executive office, 3540 Bassett Street, Santa Clara, California 95054-2704, a written notice of revocation or a duly executed proxy bearing a later date, or it may be revoked by attending the meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Stockholder Proposals

The deadline for submitting a stockholder proposal for inclusion in the Company's proxy statement and form of proxy for the Company's Annual Meeting of Stockholders following the fiscal year ended March 31, 2006 is March 31, 2006. Stockholder proposals should be submitted to Uzi Sasson, Secretary, IXYS Corporation, 3540 Bassett Street, Santa Clara, CA 95054-2704. Stockholders wishing to submit a proposal that is not to be included in next year's proxy materials must submit the proposal between May 9, 2006 and June 8, 2006. Stockholders are also advised to review the Company's bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board consists of five directors. There are five nominees for director to be voted on at the Annual Meeting. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected and has qualified, or until such director's earlier death, resignation or removal. Each nominee listed below is currently a director of the Company, and has been elected by the stockholders. It is the Company's policy to encourage nominees for director to attend the Annual Meeting. Two of the five nominees for election as a director at the annual meeting of stockholders following the fiscal year ended March 31, 2004 attended the meeting.

Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the five nominees named below. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose. Each person nominated for election has agreed to serve if elected and management has no reason to believe that any nominee will be unable to serve.

**THE BOARD OF DIRECTORS RECOMMENDS
A VOTE IN FAVOR OF EACH NAMED NOMINEE.**

Nominees

The names of the nominees and certain information about them are set forth below:

Name	Age	Principal Occupation/ Position Held With the Company
Nathan Zommer	57	Chairman of the Board, President and Chief Executive Officer of the Company
Donald L. Feucht	71	Investor
Samuel Kory	62	Consultant
S. Joon Lee	66	President of Omni Microelectronics, Inc.
Kenneth D. Wong	35	Chief Operating Officer/Chief Financial Officer of Menlo Equities

Nathan Zommer. Dr. Zommer, founder of IXYS, has served as a Director since IXYS's inception in 1983, and has served as Chairman of the Board, President and Chief Executive Officer since March 1993.

From 1984 to 1993, Dr. Zommer served as Executive Vice President. Prior to founding IXYS, Dr. Zommer served in a variety of positions with Intersil, Hewlett Packard and General Electric, including as a scientist in the Hewlett Packard Laboratories and Director of the Power MOS Division for Intersil/General Electric. Dr. Zommer received his B.S. and M.S. degrees in Physical Chemistry from Tel Aviv University and a Ph.D. in Electrical Engineering from Carnegie Mellon University.

Donald L. Feucht. Dr. Feucht has served as a Director since July 2000. From 1992 until his retirement in 1998, Dr. Feucht served as Vice President for Operations for Associated Western Universities. He was employed as a Program Management Specialist for EG&G Rocky Flats, Inc. from 1990 until 1992. Prior to 1990, Dr. Feucht served in several positions with the National Renewable Energy Laboratory ("NREL"), including Deputy Director. Prior to joining NREL, he served as Professor of Electrical Engineering and Associate Dean at Carnegie Mellon University. Dr. Feucht received his B.S. degree in Electrical Engineering from Valparaiso University and his M.S. and Ph.D. degrees in Electrical Engineering from Carnegie Mellon University.

Samuel Kory. Mr. Kory has served as a Director since November 1999. In 1988, he founded Samuel Kory Associates, a management consulting firm. Since founding the firm, Mr. Kory has served as the firm's sole proprietor and principal, as well as a consultant for the firm. Mr. Kory previously served as President and Chief Executive Officer of Sensor Technologies USA, Vice President for Business Development and Sales of IXYS, Division Manager and Corporate Director of Marketing for Seiko Instruments USA, and an International Manager for Spectra Physics Inc. Mr. Kory received his B.S.M.E. from Pennsylvania State University.

S. Joon Lee. Dr. Lee has served as a Director since July 2000. Since 1990, Dr. Lee has served as President of Omni Microelectronics, a sales representative company. Dr. Lee also served as President of Adaptive Logic, a semiconductor company, from 1991 until 1996. Previously, Dr. Lee served as President of Samsung Semiconductor. Dr. Lee received his B.S., M.S. and Ph.D. degrees in Electrical Engineering from the University of Minnesota.

Kenneth D. Wong. Mr. Wong has served as a Director since September 2004. Since 1997, Mr. Wong has been with Menlo Equities, a developer and owner-operator of commercial real estate in California. Mr. Wong has served as its Chief Financial Officer since 1997 and as its Chief Operating Officer since 2001. From 1993 to 1997, Mr. Wong served in several positions at Coopers & Lybrand LLP, his last role being a Manager. He received his B.S. degree in Business Administration from the University of California at Berkeley.

Independence of the Board of Directors

As required under the Nasdaq Stock Market ("Nasdaq") listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. The Board consults with the Company's counsel to ensure that the Board's determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the Nasdaq, as in effect time to time. Consistent with these considerations, the Board has affirmatively determined that Messrs. Feucht, Kory and Wong are independent directors within the meaning of the applicable Nasdaq listing standards.

Information Regarding the Board of Directors and its Committees

The Board has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for the fiscal year ended March 31, 2005 ("fiscal 2005") for each of the Board committees in existence during fiscal 2005:

Name	Audit	Compensation	Nominating
Donald L. Feucht	X*	X	X
Samuel Kory	X	X*	X
S. Joon Lee(1)	X	X	
Uzi Sasson(2)	X	X	X
Kenneth D. Wong	X	X	X*
Total meetings in fiscal 2005	19	6	1

* Committee Chairperson

(1) Mr. Lee ceased being a committee member in August 2004.

(2) Mr. Sasson resigned as a director in November 2004.

During fiscal 2005, the Board met 7 times, and each Board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served, held during the period for which he was a director or committee member, respectively.

Below is a description of each committee of the Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board has determined that each member of each committee meets the applicable rules and regulations regarding "independence" and that each member is free of any relationship that would interfere with his or her individual exercise of independent judgment with regard to the Company.

Audit Committee

The Audit Committee of the Board oversees the Company's corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent auditors; determines and approves the engagement of the independent auditors; determines whether to retain or terminate the existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the Company's audit engagement team as required by law; confers with management and the independent auditors regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in the Company's Annual Report on Form 10-K; and discusses with management and the independent auditors the results of the annual audit and the results of the Company's quarterly financial statements. Three directors comprise the Audit Committee: Messrs. Feucht, Kory and Wong. The Board has determined that Mr. Wong qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Mr. Wong's level of knowledge and experience based on a number of factors, including his formal education, his status as a certified public accountant and his experience as a chief financial officer. All members of the Company's Audit Committee are independent (as independence is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the Nasdaq listing standards). The Audit Committee has adopted a written Audit Committee Charter, a copy of which was attached as Appendix A to the proxy statement for the stockholders meeting following the fiscal year ended March 31, 2004.

Compensation Committee

The Compensation Committee of the Board reviews and approves the overall compensation strategy and policies for the Company. The Compensation Committee reviews and approves the compensation and other terms of employment of the Company's Chief Executive Officer; reviews and approves the compensation and other terms of employment of the other executive officers; and administers the Company's stock option and purchase plans.

Three directors comprise the Compensation Committee: Messrs. Feucht, Kory and Wong. All members of the Company's Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board is responsible for identifying, reviewing and evaluating candidates to serve as directors of the Company, reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the board of directors and making recommendations to the Board regarding the membership of the committees of the Board. The Nominating and Corporate Governance Committee charter can be found on the corporate website at www.ixys.com by clicking on "Investor Relations" and then clicking on "Nominating Committee Charter." Under the charter of the Nominating and Corporate Governance Committee, the Committee will consider individuals who are properly proposed by stockholders of the Company to serve on the Board in accordance with laws and regulations established by the SEC and Nasdaq, the Bylaws of the Company and the Delaware General Corporation Law. Stockholder recommendations for directors must be in writing and sent by U.S. mail to: General Counsel, IXYS Corporation, 3540 Bassett Street, Santa Clara, California 95054. The General Counsel will forward any recommendation to the members of the Nominating and Corporate Governance Committee. Three directors comprise the Nominating and Corporate Governance Committee: Messrs. Feucht, Kory and Wong. The members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards).

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board from time to time the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board. This assessment should include issues of diversity in numerous factors, such as age; understanding of and experience in manufacturing, technology, finance and marketing; international experience; and culture.

Board members should possess the highest personal and professional ethics, integrity and values, informed judgment, and sound business experience, and be committed to representing the long-term interests of the Company's stockholders. They must also have an inquisitive and objective perspective, the ability to make independent analytical inquiries, practical wisdom and mature judgment. These factors, and others as considered useful by the Board, are reviewed in the context of an assessment of the perceived needs of the Board at a particular point in time.

Board members must be willing and able to devote sufficient time to the affairs of the Company and are expected to rigorously prepare for, attend, and participate in all Board and applicable Committee meetings. Each Board member is expected to ensure that other existing and planned future commitments do not materially interfere with the member's service as a director. These other commitments will be considered by the Nominating and Corporate Governance Committee and the Board when reviewing Board candidates.

Stockholder Communications with the Board of Directors

Historically, the Company has not adopted a formal process for stockholder communications with the Board. Nevertheless, the Board believes that the views of stockholders should be heard by the Board or individual directors, as applicable, and that appropriate responses are to be provided to stockholders in a timely manner. By March 2006, the Board will give consideration to the adoption of a formal process for stockholder communications with the Board.

Code of Ethics

The Company has adopted a Code of Conduct that applies to all officers, directors and employees. The Code of Conduct is available on the corporate website at www.ixys.com and may be found by clicking on "Investor Relations" and then clicking on "Code of Ethics." If the Company makes any substantive amendments to the Code of Conduct or grants any waiver from a provision of the Code to any executive officer or director, the Company will promptly disclose the nature of the amendment or waiver on its website.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS[1]

The Audit Committee oversees the financial reporting process of the Company on behalf of the Board. The Company's management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Annual Report on Form 10-K for the fiscal year ended March 31, 2005.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards and the Statement on Auditing Standards No. 61.

The Audit Committee received the written disclosures and the letter from the independent auditors for fiscal 2005, BDO Seidman, LLP, required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. Additionally, the Audit Committee discussed with BDO Seidman, LLP the issue of its independence from the Company and the overall scope and plans for its audit.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended March 31, 2005 for filing with the Securities and Exchange Commission.

Respectfully submitted on July 27, 2005 by the members of the Audit Committee of the Board:

Donald L. Feucht

Samuel Kory

Kenneth D. Wong

[1] **The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act.**

PROPOSAL 2

RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The Audit Committee of the Board of Directors has selected BDO Seidman, LLP ("BDO") as the Company's independent auditors for the fiscal year ending March 31, 2006 and has further directed that management submit the selection of independent auditors for ratification by the stockholders at the Annual Meeting. Representatives of BDO are not expected to be present at the Annual Meeting, and, consequently, will not have an opportunity to make a statement or be available to respond to appropriate questions.

Stockholder ratification of the selection of BDO as the Company's independent auditors is not required by the Company's Bylaws or otherwise. However, the Audit Committee is submitting the selection of BDO to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the Audit Committee and the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of the Company and its stockholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting will be required to ratify the selection of BDO.

Change in Independent Auditor

At approximately 10:00 a.m., PST, on November 24, 2004, PricewaterhouseCoopers LLP ("PwC") delivered by email a letter to the Audit Committee of the Company to the effect that "the client-auditor relationship between Ixys Corporation (Commission File Number 000-26124) and PricewaterhouseCoopers LLP has ceased." PwC separately informed the Company that it intended this letter to be a resignation.

The reports of PwC on the Company's financial statements for the years ended March 31, 2003 and March 31, 2004 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended March 31, 2003 and March 31, 2004 and through November 24, 2004, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to PwC's satisfaction, would have caused PwC to make reference thereto in their reports on the financial statements for such years.

Except as noted in the six paragraphs that follow immediately below, during the years ended March 31, 2003 and March 31, 2004 and through November 24, 2004, there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

Material weaknesses in internal accounting controls identified by PwC during its audit of the Company's financial statements as of and for the year ended March 31, 2003 consisted of the following:

- inadequate management review of the Company's consolidation process,
- inventory matters such as the inability of the Company to establish standard inventory costs, elimination of intercompany profits in inventory, monitoring of inventory variances, inadequate monitoring of inventory reconciliations by management and inadequate reconciliation of inventory balances,
- problems with the monthly closing process at the Company's Clare subsidiary, and
- a number of other reportable conditions, which taken together constituted a material weakness.

PwC, as a result of its performance of review procedures related to the unaudited interim financial statements of the Company for the quarter and six-month period ended September 30, 2003 and the quarter and nine-month period ended December 31, 2003, informed the Company of the following material weaknesses:

- inadequate management review of the Company's consolidation process,
- problems with the monthly closing process at the Company's subsidiaries,
- a number of other reportable conditions, which taken together constituted a material weakness.

PwC, as a result of its audit of the Company's financial statements for the year ended March 31, 2004, informed the Company of a material weakness. Certain inventory processes of the Company were not reviewed by a supervisor in sufficient detail, resulting in the following inaccurate adjustments: standard cost revisions; incomplete updating of costs included in the standards; journal entries recorded without the proper supporting documentation; and reconciliation of the general ledger balance to the perpetual records. PwC also observed a lack of procedures to track inventory transactions related to cut-off issues.

Please refer to Item 14 of the Company's Form 10-K for the year ended March 31, 2003, Item 4 of the Company's Form 10-Qs for the quarters ended September 30, 2003 and December 31, 2003 and Item 9A of the Company's Form 10-K for the year ended March 31, 2004 for further information as to the aforementioned material weaknesses. Additional information regarding these internal control matters can be obtained in Item 4 disclosures contained in various Form 10-Q filings, and amendments thereto, for quarters during the years ended March 31, 2004 and 2003 and subsequent to March 31, 2004.

PwC delivered to the Audit Committee a letter dated October 19, 2004, "to confirm our discussion about our views of the status of the Company's 404 efforts in order to assist you in assessing the Company's ability to complete its assessments on a timely basis and in determining whether any adjustments to the Company's work and schedule are necessary." In the letter, PwC stated the following: "We have serious concerns that management will not be in a position to complete its work on a timely basis. We have previously discussed these concerns with management and the Audit Committee. However, particularly given the slippage the Company has experienced, there is no assurance that the current planned time schedule will be met by management. If management is not able to meet a reasonable timetable, there can be no assurance that PwC will have the resources available to be able to complete our assessment and report on internal control over financial reporting on a timely basis. If management is unable to complete the required documentation or testing related to its assessment of the effectiveness of internal control over financial reporting, we would be required to disclaim an opinion."

The Audit Committee, or an Audit Committee member, discussed the subject matter of each of the foregoing with PwC. The Company has authorized PwC to respond fully to the BDO concerning such information.

The Company provided to PwC a copy of its Form 8-K dated November 24, 2004 prior to its filing with the Securities and Exchange Commission and requested PwC to furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made in the Form 8-K. The letter of PwC is attached to the Form 8-K as Exhibit 16.1.

On September 23, 2004, the Company met with representatives of BDO to discuss BDO's qualifications to serve as the Company's registered independent accounting firm. Discussions between BDO and members of the Audit Committee and of the management of the Company continued thereafter. On November 15, 2004, the Audit Committee met and authorized its Chairman to determine whether and when to authorize BDO to commence discussions with PwC as part of the due diligence of BDO prior to its determination of whether it would serve as the Company's auditors. At approximately 12:00 noon, PST, on November 24, 2004, the Audit Committee met and, during such meeting, engaged BDO as the Company's registered independent public accounting firm. During the Company's two most recent fiscal years ended March 31, 2003 and March 31, 2004 and through November 24, 2004, neither the Company nor anyone acting on its behalf consulted with BDO regarding either: (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements; or

(ii) any matter that was the subject of a disagreement or event identified in response to paragraph 304(a)(1)(iv) or 304(a)(1)(v) of Regulation S-K and the related instructions to that Item.

Fees Billed by Independent Auditors

The following table represents aggregate fees billed to us for the fiscal year ended March 31, 2005 by BDO Seidman LLP, our independent auditor for that fiscal year, and for the fiscal year ended March 31, 2004 by PricewaterhouseCoopers LLP, our independent auditor for that fiscal year.

	2005	2004
Audit Fees(1)	$2,214,328	$1,106,040
Audit-Related Fees(2)	—	350,000
Tax Fees(3)	5,163	588,435
All Other Fees(4)	—	20,471
Total Fees	$2,219,491	$2,034,946

(1) Includes fees for audits and review of quarterly financial statements.

(2) Audit-Related Fees consist principally of work related to internal control requirements promulgated under the Sarbanes-Oxley Act of 2002.

(3) Tax Fees include federal, state and international tax compliance, tax advice and tax planning.

(4) All Other Fees include fees for acquisition-related due diligence.

None of the foregoing was approved by the Audit Committee pursuant to the exception set forth in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X of the Securities and Exchange Commission.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee has determined that the rendering of non-audit services by BDO Seidman, LLP is compatible with maintaining the auditor's independence.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents, as of July 18, 2005, certain information known to the Company regarding the beneficial ownership of its Common Stock by:

- each person who is known by the Company to be the beneficial owner of more than five percent of its outstanding shares of Common Stock;
- each of the directors of the Company;
- the Named Executive Officers; and
- the directors and executive officers as a group.

The percentage of beneficial ownership for the following table is based on 33,542,122 shares of IXYS Common Stock outstanding as of July 18, 2005. Unless otherwise indicated, the address for each listed stockholder is: c/o IXYS Corporation, 3540 Bassett Street, Santa Clara, California 95054.

	Beneficial Ownership(1)	
Name and Address of Beneficial Owner	Number of Shares	Percent of Total
Directors and Executive Officers		
Nathan Zommer(2)	7,920,726	22.8%
Arnold P. Agbayani(3)	794,594	2.3%
Peter H. Ingram(4)	673,866	2.0%
Kevin McDonough(5)	342,144	1.0%
Kent P. Loose(6)	11,068	*
Uzi Sasson(7)	6,000	*
Donald L. Feucht(8)	122,250	*
Samuel Kory(9)	103,450	*
S. Joon Lee(10)	122,250	*
Kenneth D. Wong(11)	13,500	*
All directors and executive officers as a group (8 persons)(12)	9,304,186	26.0%
5% Stockholders		
State Street Research & Management Company(13) One Financial Center, 31st Floor Boston, Massachusetts 02111	2,568,200	7.7%
Security Management Company, LLC(14) One Security Benefit Place Topeka, Kansas 66636	2,345,600	7.0%

* Represents less than 1%.

(1) This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

(2) Includes an aggregate of 5,200 shares held by or on behalf of Dr. Zommer's children. Also includes 1,220,126 shares Dr. Zommer has the right to acquire pursuant to options exercisable within 60 days of July 18, 2005.

(3) Includes 299,198 shares Mr. Agbayani has the right to acquire pursuant to options exercisable within 60 days of July 18, 2005. Mr. Agbayani ceased serving as an executive officer and director of the Company in November 2004.

(4) Includes 310,832 shares Mr. Ingram has the right to acquire pursuant to options exercisable within 60 days of July 18, 2005.

(5) Includes 338,126 shares Mr. McDonough has the right to acquire pursuant to options exercisable within 60 days of July 18, 2005.

(6) Includes 10,332 shares Mr. Loose has the right to acquire pursuant to options exercisable within 60 days of July 18, 2005.

(7) Consists of shares Mr. Sasson has the right to acquire pursuant to options exercisable within 60 days of July 18, 2005.

(8) Includes 120,250 shares Mr. Feucht has the right to acquire pursuant to options exercisable within 60 days of July 18, 2005.

(9) Includes 95,200 shares Mr. Kory has the right to acquire pursuant to options exercisable within 60 days of July 18, 2005.

(10) Includes 120,250 shares Mr. Lee has the right to acquire pursuant to options exercisable within 60 days of July 18, 2005.

(11) Consists of shares Mr. Wong has the right to acquire pursuant to options exercisable within 60 days of July 18, 2005.

(12) Includes 2,224,284 shares that directors and executive officers have the right to acquire pursuant to options exercisable within 60 days of July 18, 2005.

(13) Based on a Schedule 13G filed with the Securities and Exchange Commission on January 27, 2005.

(14) Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2005.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the "1934 Act") requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other of the Company's equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to it during or with respect to the fiscal year ended March 31, 2005, all Section 16(a) filing requirements applicable to officers, directors and greater than ten percent beneficial owners were complied with, except that ABB, Ltd., a former ten percent beneficial owner, did not file a Form 4 for the transaction pursuant to which it sold its shares.

EXECUTIVE COMPENSATION

Compensation of Directors

Each of the non-employee directors receives an annual retainer of $20,000 as well as $1,000 for each meeting of the board he attends and $600 for each committee meeting he attends. The Chairman of the standing committees of the Board are paid additional retainers as follows: Chairman of the Audit Committee, $7,500; Chairman of the Compensation Committee, $4,000; and Chairman of the Nominating and Corporate Governance Committee, $4,000. In fiscal 2005, the total compensation paid to non-employee directors was $170,136. Additionally, each director is reimbursed for certain expenses in connection with attendance at our board and committee meetings and is reimbursed for expenses incurred in preparing their personal income tax returns and estate planning matters.

The 1999 Non-Employee Directors' Equity Incentive Plan provides for the grant of options to non-employee directors pursuant to a discretionary grant mechanism administered by our board. These options vest over a period of time, to be determined in each case by the board, so long as the optionee remains a non-employee director. Each director currently receives an option to acquire 30,000 shares upon becoming a member of our board of directors.

During fiscal 2005, the Company granted options covering 15,000 shares to each of Messrs. Feucht, Kory, Lee and Wong at an exercise price per share of $9.04. In addition, Mr. Sasson and Mr. Wong each received initial grants of stock option of 30,000 shares exercisable at $6.65 and $7.20, respectively. Each option had an exercise price equal to the fair market value of such common stock on the date of grant (based on the closing sales price reported on the Nasdaq National Market for the date of grant). As of March 31, 2005, options had been exercised under the Directors' Plan to purchase 8,250 shares of Common Stock.

Compensation of Executive Officers

The following table presents a summary of the compensation paid by IXYS during the fiscal years ended March 31, 2005, March 31, 2004 and March 31, 2003 to the President and Chief Executive Officer and to the other executive officers at March 31, 2005 (the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)	Securities Underlying Options (#)	All other Compensation ($)
Nathan Zommer	2005	390,000	400,000	14,664	—	19,414(2)
President and Chief	2004	386,154	250,320	16,705	150,000	8,633
Executive Officer	2003	400,000	275,000	24,946	280,000	9,260
Arnold P. Agbayani	2005	207,500	—	8,744	—	—
Former Senior Vice President,	2004	212,385	122,400	15,798	—	2,830
Finance, and Chief Financial Officer(3)	2003	220,000	100,000	28,875	125,000	2,830
Peter H. Ingram	2005	222,696	41,523	4,908	—	—
President, European	2004	211,987	—	6,338	28,000	—
Operations	2003	178,895	—	5,260	100,000	—
Kent P. Loose	2005	115,000	18,449	—	20,000	4,186(5)
Former Controller and	2004	109,038	7,096	—	8,000	3,484
Principal Accounting Officer(4)	2003	97,308	2,000	—	20,000	2,919
Kevin McDonough	2005	160,200	25,800	7,200	—	5,626(5)
President, U.S. Operations	2004	167,534	—	7,200	20,000	6,349
	2003	168,031	270	7,200	40,000	8,426
Uzi Sasson	2005	128,000	95,000	11,340(6)	150,000	—
Vice President of Finance and	2004	—	—	—	—	—
Chief Financial Officer	2003	—	—	—	—	—

(1) Includes car expense or allowance.

(2) Includes $17,304 in 401(k) matching contributions and $2,110 in premiums paid for term life insurance.

(3) Mr. Agbayani ceased serving as an executive officer in November 2004.

(4) Mr. Loose ended his employment with the Company in June 2005.

(5) Represents 401(k) matching contributions.

(6) Mr. Sasson was paid $11,340 in director's fees during fiscal 2005 for his work during the period he served as a director prior to becoming an employee.

Option Grants in Last Fiscal Year

The following table presents information for the fiscal year ended March 31, 2005 with respect to each grant of stock options to the Named Executive Officers.

Name	# of Securities Underlying Options Granted(1)	% of Total Options Granted in Fiscal Year(2)	Exercise Price Per Shares ($)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Term(3)	
					5%	10%
Kent P. Loose	10,000	2.8	8.36	05/19/14	$52,576	$ 133,237
Controller and Principal Accounting Officer	10,000	2.8	6.65	08/19/14	41,821	105,984
Uzi Sasson	30,000	8.3	6.65	08/19/14	125,464	317,952
Vice President of Finance and Chief Financial Officer	120,000	33.1	9.15	11/22/14	690,526	1,749,929

(1) Options granted to each individual were granted pursuant to the IXYS 1999 Equity Incentive Plan and are subject to the terms of such plan. Exercise prices for these options are equal to the closing price of IXYS's common stock on the Nasdaq National Market on the date of grant, except Dr. Zommer's options were priced 10% above such closing price.

(2) Based on an aggregate of 363,000 options granted to employees of IXYS in fiscal 2005 including the named executive officers.

(3) The potential realizable value is calculated based on the term of the option at its time of grant (10) years and is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission and do not represent IXYS's estimate or projection of the future price of its common stock.

Proxy Statement

Aggregated Option Exercises in Last Fiscal Year and Last Fiscal Year-End Option Values

The following table presents information for the fiscal year ended March 31, 2005 regarding options exercised by and held at year end by the Named Executive Officers:

Name	Number of Shares Acquired on Exercise	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at March 31, 2005 (#)		Value of Unexercised in the Money Options at March 31, 2005 ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Nathan Zommer .... President and Chief Executive Officer	—	—	1,022,876	303,250	7,355,486	751,073
Arnold P. Agbayani .... Former Senior Vice President, Finance and Chief Financial Officer	—	—	299,893	68,533	1,985,566	336,716
Peter H. Ingram .... President, European Operations	—	—	290,546	62,680	2,209,623	339,504
Kent P. Loose .... Former Controller and Principal Accounting Officer	—	—	8,632	30,350	38,821	126,439
Kevin McDonough .... President, U.S. Operations	—	—	321,501	37,099	2,470,193	202,078
Uzi Sasson .... Vice President and Chief Financial Officer	—	—	—	150,000	—	418,500

(1) The value realized is based on the fair market value of IXYS's common stock on the date of exercise minus the exercise price.

(2) The valuations are based on the fair market value of IXYS's common stock on March 31, 2005 of $11.44 minus the exercise price of the options.

Employment, Severance and Change of Control Agreements

The Company entered into its current employment agreement with Dr. Nathan Zommer, its Chief Executive Officer, as of February 1, 2004. Under the agreement, Dr. Zommer's salary is $480,000 and his bonus, if any, is to be determined by the Board. The agreement provides Dr. Zommer with a car allowance, a paid annual physical exam and the limited services of a financial advisor. The Company also agrees to maintain term life insurance in the amount of $1,000,000. In addition, the agreement provides that if the Company terminates Dr. Zommer's employment without cause, Dr. Zommer shall be entitled to receive one year of salary as severance. If a change of control event occurs, Dr. Zommer shall receive a bonus equal three times his annual base salary in effect at that time. If his employment terminates within a year after a change of control event, Dr. Zommer is entitled to receive severance equal to three times his average annual compensation less any change of control bonus previously paid, continued benefits for 18 months and accelerated vesting of all option shares.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee for the fiscal year ended March 31, 2004 were Messrs. Feucht, Kory and, until August 2004, Mr. Lee. Mr. Sasson joined the Compensation Committee in August 2004 and left it in November 2004, when he became an employee and Chief Financial Officer. Mr. Wong joined the Compensation Committee in September 2004. None of these individuals, other than Mr. Sasson, is an employee or officer of the Company. Mr. Kory was, during the 1980s, a Vice President of a predecessor of the Company. None of the executive officers of the Company serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on Board or Compensation Committee of the Company. Omni Microelectronics, a company majority owned by Mr. Lee, was paid sales commissions by Samsung Electronics Co., Ltd., a supplier to the Company, in respect of its transactions with the Company. See "Certain Transactions."

EQUITY COMPENSATION PLANS INFORMATION

The information in the following table is as of March 31, 2005:

Plan Category	(a) Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by securityholders	5,197,075(1)(2)	$6.68	3,777,758(2)
Equity compensation plans not approved by securityholders	—	—	—
Total	5,197,075	$6.68	3,777,758

(1) Includes options to purchase 417,000 shares of the Company's Common Stock with a weighted average exercise price of $12.12 per share that were assumed in business combinations. It is the Company's understanding that the stockholders of the acquired companies approved the plans from which these options were granted.

(2) The 1999 Equity Incentive Plan includes a formula that provides for an annual increase in the number of shares under the plan up to 1,000,000, upon the determination of the Board of Directors.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS ON EXECUTIVE COMPENSATION[2]

The Compensation Committee is currently comprised of three non-employee directors: Messrs. Feucht, Kory and Wong. The Committee is responsible for setting and administering the policies that govern annual executive salaries, bonuses (if any) and stock ownership programs.

Compensation Philosophy. The goals of the compensation program are to align compensation with business objectives and performance and to enable the Company to attract and retain the highest quality executive officers and other key employees, reward them for the Company's progress and motivate them to enhance long-term stockholder value. Key elements of this philosophy are as follows:

- The Company pays competitively with comparable semiconductor companies, both inside and outside the power semiconductor industry, with which the Company competes for talent.
- The Company maintains incentive opportunities sufficient to provide motivation and to generate rewards that bring total compensation to competitive levels.
- The Company provides equity-based incentives for executives and other key employees to ensure that they are motivated over the long term to respond to the Company's business challenges and opportunities as owners and not just as employees.

Compensation Study. During fiscal 2005, the Compensation Committee engaged an independent executive compensation consulting firm to conduct a study of the compensation of executive officers at

[2] **The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of the Company under the 1933 or 1934 Act.**

comparable semiconductor companies. In preparing its study, the consulting firm considered the compensation at 13 semiconductor companies that were either part of the power semiconductor industry or of a comparable size. The Compensation Committee expects to use the results of this study in setting compensation for executive officers.

Base Salary. When reviewing base salaries, it is the policy of the Committee to consider individual and corporate performance, levels of responsibility, prior experience, breadth of knowledge and competitive pay practices. In December 2003, at Dr. Zommer's initiative, the periodic salary payments to the executive officers, including Dr. Zommer, were reduced by 10%, in light of the adverse conditions then occurring. This reduction continued through December 2004; thereafter, salaries were restored.

Long-Term Incentives. The Company's long-term incentive program for employees consists of the 1999 Equity Incentive Plan and the 1999 Employee Stock Purchase Plan. Future stock option grants are expected to generally vest over four years in equal annual increments. Grants are made at least 100% of fair market value on the date of grant. The Company believes that the vesting provides a strong incentive for employees to remain with the Company. Through option grants, executives and employees receive equity incentives to build long-term stockholder value. Executives receive value from these grants only if the Company's Common Stock appreciates over the long-term. During fiscal 2005, the size of the option grants was determined at the discretion of the Compensation Committee. The Compensation Committee awarded grants in order to provide significant links between executive compensation and stockholder interests.

Corporate Performance and Chief Executive Officer Compensation

For fiscal 2005, Dr. Zommer's authorized annual salary was $480,000 pursuant to his employment agreement. Dr. Zommer declined to accept that annual salary during the first nine months of the fiscal year. Consequently, during the first nine months of fiscal 2005, Dr. Zommer's salary was paid at the annual rate of $360,000, the same rate as in effect at the end of the prior fiscal year. For fiscal 2005, a target performance bonus of $250,000 was set. For fiscal 2005, Dr. Zommer's performance objectives were as follows: a quantitative target for net income for fiscal 2005; presentation of a 3 year, rolling business plan (covering fiscal years 2006, 2007 and 2008) by February 2005; a quantitative target for net revenues for fiscal 2005; a quantitative target for gross margin for fiscal 2005; completion of compliance with Section 404 of the Sarbanes-Oxley Act with an unqualified report from the auditors for fiscal 2005; and overall performance during fiscal 2005. Other than the business plan objective and the Section 404 objective, the performance objectives were met in whole or in part. The Compensation Committee concluded that, in light of performance substantially excess of target in net income and net revenues, the bonus should exceed the target bonus. The Compensation Committee authorized a bonus award for Dr. Zommer of $260,000. The amount of the bonus was reduced to $200,000 at Dr. Zommer's request to provide funds to hire a new employee. During fiscal 2005, the Compensation Committee also considered whether to grant to Dr. Zommer a special cash bonus in recognition of Dr. Zommer's more than two decades with the Company and his years of forbearance of cash compensation during the Company's growth and past difficult times. The Compensation Committee approved a bonus of $700,000 for Dr. Zommer, payable quarterly in increments of $100,000. Under the terms of the bonus, Dr. Zommer is required to be the Chief Executive Officer on the last day of a quarter for the increment to be payable for that quarter. Dr. Zommer's cash compensation for fiscal 2005 reflects that the bonus was payable for the last two quarters of fiscal 2005. Dr. Zommer's actual level of cash compensation in fiscal 2005 is recorded in the Summary Compensation Table above. Dr. Zommer did not receive an option grant during fiscal 2005.

Limitation on Deduction of Compensation Paid to Certain Executive Officers

Section 162(m) of the Internal Revenue Code (the "Code") limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain Named Executive Officers in a taxable year. Compensation above $1 million may be deducted if it is "performance-based compensation" within the meaning of the Code. The Compensation Committee expects to satisfy the requirements for "performance-based compensation" with respect to compensation awarded to executive officers to the extent then practicable.

Conclusion

Through the steps described above, a significant portion of the Company's executive compensation program, including Dr. Zommer's compensation, is contingent on Company performance, and realization of benefits is closely linked to increases in long-term stockholder value. The Company remains committed to this philosophy of pay for performance, recognizing that the competitive market for talented executives and the volatility of the Company's business may result in highly variable compensation for a particular time period.

Respectfully submitted on July 27, 2005 by the members of the Compensation Committee of the Board of Directors:

Donald Feucht

Samuel Kory

Kenneth D. Wong

CERTAIN TRANSACTIONS

Stock Purchase Notes. On November 18, 1995, Dr. Zommer and Mr. Agbayani purchased shares of common stock. The shares were paid for with recourse promissory notes in principal amount of $707,238.83 for Dr. Zommer and $51,331.85 for Mr. Agbayani. The note terms provided that quarterly installments of principal and accrued interest are due, and all principal of the notes, plus accrued interest, is due and payable September 15, 2005. The notes bear interest at a rate of 6.25% per annum compounded annually. During fiscal 2005, Dr. Zommer paid $864,313 on his note and Mr. Agbayani paid $10,266 on his note.

Business Relationship Involving Director. Omni Microelectronics, a sales representative company majority owned by Mr. Lee, was paid $1.2 million in sales commissions by Samsung Electronics on $39.8 million received by Samsung Electronics from the Company in respect of fiscal 2005. Samsung Electronics serves as a wafer foundry for the Company. Mr. Lee is a director of the Company.

Business Relationship with Principal Stockholder. ABB, Ltd. was one of the Company's principal stockholders. It sold its shares of Common Stock in December 2004. In fiscal 2005, the Company generated revenues of $3.6 million from sales of products to ABB and to ABB's affiliates for use as components in their products.

Indemnification Agreements of Directors and Executive Officers. The Company has entered into indemnity agreements with our executive officers and directors containing provisions that may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or services as officers or directors.

PERFORMANCE MEASUREMENT COMPARISON[3]

The following graph shows the total stockholder return of an investment of $100 in cash for the period from March 31, 2000 through March 31, 2005 for (i) the Company's Common Stock, (ii) the NASDAQ National Market and (iii) the Standards & Poor's Semiconductors Index. All values assume reinvestment of the full amount of all dividends and are calculated as of March 31 of each year. Historical stock price performance should not be relied upon as indicative of future stock price performance.



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HOUSEHOLDING OF PROXY MATERIALS

The Securities and Exchange Commission has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are stockholders of the Company will be "householding" the Company's proxy materials. A single proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once stockholders have received notice from their broker that the broker will be "householding" communications to the stockholders' address, "householding" will continue until the stockholders are notified otherwise or until the stockholders revoke their consent. If, at any time, stockholders no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, they should notify their broker and direct their written request to Uzi Sasson, Secretary, IXYS Corporation,

[3] This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the 1933 Act or the 1934 Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

3540 Bassett Street, Santa Clara, CA 95054-2704 or contact Mr. Sasson at 408-982-0700. Upon receipt by the Company of such request, the Company will cause a separate proxy statement to be delivered promptly. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

OTHER MATTERS

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors

Uzi Sasson
Secretary

July 29, 2005

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended March 31, 2005 is available without charge upon written request to: Uzi Sasson, Secretary, IXYS Corporation, 3540 Bassett Street, Santa Clara, CA 95054-2704.


IXYS

ANNUAL REPORT TO STOCKHOLDERS FOR THE YEAR ENDED MARCH 31, 2005

Annual Report

(This page intentionally left blank)

IXYS CORPORATION

ANNUAL REPORT TO STOCKHOLDERS
FOR THE FISCAL YEAR ENDED MARCH 31, 2005

TABLE OF CONTENTS

* See page 8 of the attached Proxy Statement.

Annual Report

FORWARD-LOOKING STATEMENTS

This Annual Report to Stockholders contains forward-looking statements that include, but are not limited to, statements concerning projected revenues, expenses, gross profit and income, the need for additional capital and the outcome of pending litigation. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. In some cases, these statements may be identified by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable expressions. These statements involve known and unknown risks and uncertainties that may cause our results, levels of activity, performance or achievements or our industry to be materially different than those expressed or implied by the forward-looking statements. Factors that may cause or contribute to such differences include, but are not limited to, our ability to compete successfully in our industry, to continue to develop new products on a timely basis, cancellation of customer orders, and other factors discussed below and under the caption "Risk Factors" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. We disclaim any obligation to update any of the forward-looking statements contained in this report to reflect any future events or developments.

IXYS PROFILE

We are a multi-market integrated semiconductor company. We specialize in the development, manufacture and marketing of high performance power semiconductors, advanced mixed signal integrated circuits, or ICs, and radio frequency, or RF, power transistors and systems. Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 200 watts of power.

Our power semiconductor products have historically been divided into two primary categories, power MOS, or metal oxide silicon, and power bipolar products. Our power semiconductors are sold as individual units and are also packaged in high power modules that frequently consist of multiple semiconductor die. In fiscal 2005, power semiconductors constituted approximately 74.2% of our revenues, which included 38.3% from power MOS transistors and 35.9% from bipolar products.

We design and sell integrated circuits, or ICs, that have applications in telecommunications, display products, and power management. In our fiscal year ended March 31, 2005, or fiscal 2005, ICs constituted approximately 15.9% of our revenues.

We also design and sell RF power devices that switch electricity at the high rates required by circuitry that generates radio frequencies.

IXYS's power semiconductor products are used primarily to control electricity in:

- power conversion systems, including uninterruptible power supplies, or UPS, and switch mode power supplies, or SMPS, for communications infrastructure applications such as wireless base stations, network servers and telecommunication switching stations;
- motor drives for industrial applications such as industrial transportation, robotics, automation, and process control equipment;
- plasma display panels;
- medical electronics for sophisticated applications, such as defibrillators and MRI and CT equipment; and
- renewable energy sources like wind turbines and solar systems.

Our mixed signal ICs are used in telecommunications products, central office switching equipment, customer premises equipment, set top boxes, remote meter reading equipment, security systems, advanced flat displays, medical electronics and defense aerospace systems. Our RF power devices are used in wireless infrastructure, industrial RF applications, medical systems and defense and space electronics.

We design our products primarily for industrial and business applications, rather than for use in personal computers or mobile phones. In fiscal 2005, we sold our products to over 2,000 customers worldwide. Our major customers include ABB, Astec, Delta Electronics, Eupec, General Electric, Guidant, Huawei, LG, Medtronics, Samsung, Siemens and Still. In many cases, our customers incorporate our products into systems sold to their own customers, which include Ericsson, General Electric, Hewlett-Packard, IBM, Motorola and Sun Microsystems.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS

The following table presents, for the periods indicated, the high and low sale prices per share of our common stock as reported by The Nasdaq National Market:

	High	Low
Fiscal year ending March 31, 2005		
First Quarter	$10.81	$7.53
Second Quarter	$ 7.98	$6.11
Third Quarter	$10.61	$6.66
Fourth Quarter	$11.67	$9.19
Fiscal year ending March 31, 2004		
First Quarter	$ 8.70	$5.16
Second Quarter	$11.44	$6.02
Third Quarter	$10.55	$7.05
Fourth Quarter	$11.55	$8.02

The number of record holders of our common stock as of May 16, 2005 was 486. To date, we have not declared or paid cash dividends. We have no plans to do so.

Annual Report

SELECTED FINANCIAL DATA

The following selected consolidated financial information should be read in conjunction with our Consolidated Financial Statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report to Stockholders. The consolidated statements of operations data for the years ended March 31, 2005, 2004 and 2003 and the balance sheet data as of March 31, 2005 and 2004 are derived from our consolidated financial statements included elsewhere in this Annual Report to Stockholders. The statements of operations data for the years ended March 31, 2002 and 2001 and the balance sheet data as of March 31, 2003, 2002 and 2001 are derived from our consolidated financial statements that are not included in this Annual Report to Stockholders. Historical results are not necessarily indicative of results to be expected in any future period.

	Year Ended March 31,				
	2005	2004(1)	2003(2)	2002(3)	2001
	(In thousands, except per share amounts)				
Statement of Operations Data:					
Net revenues	$256,620	$187,442	$136,111	$82,821	$111,389
Cost of goods sold	176,710	143,948	107,371	56,918	69,967
Gross profit	79,910	43,494	28,740	25,903	41,422
Operating expenses:					
Research, development and engineering	18,574	15,811	12,846	5,728	6,081
Selling, general and administrative	35,707	32,742	32,437	17,614	17,187
Restructuring charge	—	—	750	—	—
Total operating expenses	54,281	48,553	46,033	23,342	23,268
Operating income (loss)	25,629	(5,059)	(17,293)	2,561	18,154
Other income (expense):					
Interest income, net	633	310	720	1,318	1,030
Other income (expense), net	(481)	(1,324)	(1,288)	(757)	2,724
Income (loss) before provision for income taxes	25,781	(6,073)	(17,861)	3,122	21,908
(Provision for) benefit from income taxes	(9,539)	1,641	5,716	(1,184)	(8,321)
Net income (loss)	$ 16,242	$ (4,432)	$(12,145)	$ 1,938	$ 13,587
Net income (loss) per share — basic	$ 0.49	$ (0.14)	$ (0.39)	$ 0.07	$ 0.54
Weighted average shares used in per share calculation — basic	33,093	32,434	30,889	26,745	25,239
Net income (loss) per share — diluted	$ 0.46	$ (0.14)	$ (0.39)	$ 0.07	$ 0.49
Weighted average shares used in per share calculation — diluted	35,085	32,434	30,889	29,004	27,774
Selected Operating Data:					
Gross profit margin	31.1%	23.2%	21.1%	31.3%	37.2%
Depreciation and amortization	$ 10,639	$ 11,186	$ 9,297	$ 5,835	$ 3,409

	As of March 31,				
	2005	2004	2003	2002	2001
			(In thousands)		
Balance Sheet Data:					
Cash and cash equivalents	58,144	42,058	40,094	32,111	44,795
Working capital	124,063	96,246	95,425	81,399	82,007
Total assets	219,891	198,269	183,057	124,560	127,414
Total long-term obligations	16,796	15,120	14,966	12,261	8,307
Total stockholders' equity	165,277	145,531	138,809	95,219	92,724

(1) During fiscal 2004, we completed our acquisition of Microwave Technology, Inc.

(2) During fiscal 2003, we completed our acquisition of Clare, Inc.

(3) During fiscal 2002, we completed our acquisition of Westcode Semiconductors, Ltd.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion contains forward-looking statements, which are subject to certain risks and uncertainties. Actual results may differ materially from the results discussed in the forward-looking statements. For a discussion of risks that could affect future results, see "Risk Factors" below. All forward-looking statements included in this document are made as of the date hereof, based on the information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement.

Overview

We are a multi-market integrated semiconductor company. Our three principal product groups are: power semiconductors; integrated circuits; and systems and RF power semiconductors.

Our power semiconductors improve system efficiency and reliability by converting electricity at relatively high voltage and current levels into the finely regulated power required by electronic products. We focus on the market for power semiconductors that are capable of processing greater than 200 watts of power.

We also design, manufacture and sell integrated circuits for a variety of applications. Our analog and mixed signal integrated circuits, or ICs, are principally used in telecommunications applications. Our mixed signal application specific ICs, or ASICs, address the requirements of the medical imaging equipment and display markets. Our power management and control ICs are used in conjunction with our power semiconductors.

Our radio frequency, or RF, power semiconductors enable circuitry that amplifies or receives radio frequencies in wireless and other microwave communication applications, medical imaging applications and defense and space applications.

In fiscal year 2005, United States sales represented approximately 28.2% and international sales represented approximately 71.8%, of our net revenues. Of our international sales, approximately 46.3% were derived from sales in Europe and the Middle East, approximately 49.4% were derived from sales in Asia and approximately 4.3% were derived from sales in Canada and the rest of the world. One customer, Samsung SDI Co., Ltd., accounted for more than 10% of our net revenues in fiscal year 2005.

During the last fiscal year, we have seen a trend of increasing growth in revenues from the sale of power semiconductors, particularly those for inclusion in consumer products. With the increasing production resulting from these and other sales of power semiconductors, we have experienced increasing economies of scale and have been able to lower our unit cost of production. Since most of our customers that manufacture consumer products are located in Asia, we have seen a shift toward Asia in our revenues. Our power semiconductors for the consumer products market are manufactured at external foundries. Consequently, we have seen an increase in the proportion of our products that are fabricated in external foundries rather than in our own facilities.

Critical Accounting Policies and Significant Management Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, management evaluates the reasonableness of its estimates. Management bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in preparing our consolidated financial statements.

Revenue recognition. We sell to distributors and original equipment manufacturers. Approximately 36% of our revenues in fiscal 2005 and 37% of our revenues in fiscal 2004 were from distributors. We provide our distributors with the following programs: stock rotation and ship and debit. Ship and debit is a form of price protection. We recognize revenue from product sales upon shipment provided that we have received an executed purchase order, the price is fixed and determinable, the risk of loss has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. Reserves for allowances are also recorded at the time of shipment. Our management must make estimates of potential future product returns and so called "ship and debit" transactions related to current period product revenue. Our management analyzes historical returns and ship and debit transactions, current economic trends and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns and allowances. Significant management judgments and estimates must be made and used in connection with establishing the allowances in any accounting period. Material differences may result in the amount and timing of our revenue for any period if management made different judgments or utilized different estimates.

For our nonrecurring engineering, or NRE, related to engineering work performed by our Clare Micronix division to design chip prototypes that will later be used to produce required units, customers enter into arrangements with Clare Micronix to perform engineering work for a fixed fee. Clare Micronix records fixed-fee payments during the development phase from customers in accordance with Statement of Financial Accounting Standards No. 68, "Research and Development Arrangements" Amounts offset against research and development costs totaled approximately $161,000 in fiscal 2005, $382,000 in fiscal 2004 and $329,000 in fiscal 2003.

Allowance for sales returns. We maintain an allowance for sales returns for estimated product returns by our customers. We estimate our allowance for sales returns based on our historical return experience, current economic trends, changes in customer demand, known returns we have not received and other assumptions. If we make different judgments or utilize different estimates, the amount and timing of our revenue could be materially different. Given that our revenues consist of a high volume of relatively similar products, our actual returns and allowances have not fluctuated significantly from period to period to date, and our returns provisions have historically been reasonably accurate. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations.

Allowance for stock rotation. We also provide "stock rotation" to select distributors. The rotation allows distributors to return a percentage of the previous six months' sales. In the fiscal years ended March 31, 2005, 2004, and 2003 approximately $1.1 million, $595,000, and $1.3 million, respectively, of products were returned to us under the program. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations. We establish the allowance based upon maximum allowable rotations, which is consistent with our historical experience.

Allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses from the inability of our customers to make required payments. We evaluate our allowance for doubtful accounts based on the aging of our accounts receivable, the financial condition of our customers and their payment history, our historical write-off experience and other assumptions. If we were to make different judgments of the financial condition of our customers or the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. This allowance is reported on the balance sheet as part of the accounts receivable allowance and is included on the statement of operations as part of selling, general and administrative expense. This allowance is based on historical losses and management's estimates of future losses.

Allowance for ship and debit. Ship and debit is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit requires a request from the distributor for a pricing adjustment for a specific part for a customer sale to be shipped from the distributor's stock. We have no obligation to accept this request. However, it is our historical practice to allow some companies to obtain sales discounts for inventory held. Our distributors had approximately $4.5 million in inventory of our products on hand at March 31, 2005. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to the distributor's customer. In accordance with Staff Accounting Bulletin No. 104 Topic 13, "Revenue Recognition," at the time we record sales to the distributors, we provide an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. The sales allowance requirement is based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends we see in our direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. We receive periodic statements regarding our products held by our distributors. These procedures require the exercise of significant judgments. We believe that they enable us to make reliable estimates of future credits under the ship and debit program. Our actual results to date have approximated our estimates. At the time the distributor ships the part from stock, the distributor debits us for the authorized pricing adjustment. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations. If competitive pricing were to decrease sharply and unexpectedly, our estimates would be insufficient, which could significantly adversely affect results.

Additions to the ship and debit allowance are estimates of the amount of expected future ship and debit activity related to sales during the period and reduce revenues and gross profit in the period. The following table sets forth the beginning and ending balances of, additions to, and deductions from, our allowance for ship and debit during the three years ended March 31, 2005 (in thousands):

Balance March 31, 2002	$ 355
Additions	2,062
Deductions	(1,934)
Balance March 31, 2003	483
Additions	2,189
Deductions	(2,248)
Balance March 31, 2004	424
Additions	2,742
Deductions	(2,613)
Balance March 31, 2005	$ 553

Inventories. Inventories are recorded at the lower of standard cost, which approximates actual cost on a first-in-first-out basis, or market value. Consistent with Statement 3 of Accounting Research Bulletin 43, or ARB 43, our accounting for inventory costing is based on the applicable expenditure incurred, directly or indirectly, in bringing the inventory to its existing condition. Such expenditures include acquisition costs, production costs and other costs incurred to bring the inventory to its use. In accordance with Statement 4 of

ARB 43, as it is impractical to track inventory from the time of purchase to the time of sale for the purpose of specifically identifying inventory cost, our inventory is therefore valued based on a standard cost, given that the materials purchased are identical and interchangeable at various production process. We review our standard costs on an as-needed basis but in any event at least once a year, and update them as appropriate to approximate actual costs.

We typically plan our production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of our inventories is dependent on our estimate of future demand as it relates to historical sales. If our projected demand is over-estimated, we may be required to reduce the valuation of our inventories below cost. We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales. We perform an analysis of inventories and compare the sales for the preceding two years. To the extent we have inventory in excess of the greater of two years' historical sales, twice the most recent year's historical sales or backlog, we recognize a reserve for excess inventories. However, for new products, we do not consider whether there is excess inventory until we develop sufficient sales history or experience a significant change in expected product demand based on backlog. Actual demand and market conditions may be different from those projected by our management. This could have a material effect on our operating results and financial position. If we make different judgments or utilize different estimates, the amount and timing of our write-down of inventories may be materially different.

During the economic downturn of fiscal 2002 and fiscal 2003, we built inventory beyond demand in our Santa Clara operation. At the end of fiscal 2003, excess inventory was measured by sets of related product part numbers rather than by individual product part numbers. These sets were used because it was thought that sales of such would be representative of the sales of the individual part numbers within any such set. The fiscal 2003 analysis resulted in a write-down of $7.3 million.

For the fourth quarter of fiscal 2004, we recognized that sales by sets of related product part numbers were not revealing individual part numbers that were not selling at a similar rate and so we refined the calculation to examine excess inventory by individual part number. This resulted in an additional $2.1 million write-down during fiscal 2004. The fiscal 2005 charge is the result of the application of our normal policy.

Excess inventory frequently remains saleable. When excess inventory is sold, it yields a gross profit margin of up to 100%. Sales of excess inventory have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once we have written-down inventory below cost, we do not write it up. We do not physically segregate excess inventory and assign unique tracking numbers to it in our accounting systems. Consequently, we cannot isolate the sales prices of excess inventory from the sales prices of non-excess inventory. Therefore, we are unable to report the amount of gross profit resulting from the sale of excess inventory or quantify the favorable impact of such gross profit on our gross profit margin.

The following table provides information on our excess inventory at cost (which has been fully reserved in our financial statements), including the sale of excess inventory valued at cost (in thousands):

Balance at March 31, 2002	$ 6,988
Sale of excess inventory	(1,917)
Scrap of excess inventory	—
Balance of excess inventory	5,071
Additional accrual of excess inventory	12,153
Balance at March 31, 2003	17,224
Sale of excess inventory	(2,624)
Scrap of excess inventory	(504)
Balance of excess inventory	14,096
Additional accrual of excess inventory	10,536
Balance at March 31, 2004	24,632
Sale of excess inventory	(3,685)
Scrap of excess inventory	(2,555)
Balance of excess inventory	18,392
Additional accrual of excess inventory	2,849
Balance at March 31, 2005	$21,241

The practical efficiencies of wafer fabrication require the manufacture of semiconductor wafers in minimum lot sizes. Often, when manufactured, we do not know whether or when all the semiconductors resulting from a lot of wafers will sell. With more than 9,000 different part numbers for semiconductors, excess inventory resulting from the manufacture of some of those semiconductors will be continual and ordinary. Because the cost of storage is minimal when compared to potential value and because our products do not quickly become obsolete, we expect to hold excess inventory for potential future sale for years. Consequently, we have no set time line for the sale or scrapping of excess inventory.

In addition, in accordance with the guidance in Statements 6 and 7 of ARB 43, our inventory is also being written down to lower of cost or market or net realizable value. We review our inventory listing on a quarterly basis for an indication of losses being sustained for costs that exceed selling prices less direct costs to sell. When it is evident that our selling price is lower than current cost, the inventory is marked down accordingly. At March 31, 2005, our lower of cost or market reserve was $1.4 million.

Furthermore, we perform an annual inventory count and periodic cycle counts for specific parts that have a high turnover. We also periodically consider any inventory that is no longer usable and write it off as scrap.

Valuation of property, plant, equipment, and intangible assets. We regularly evaluate the recoverability of our property, plant, equipment and intangible assets in accordance with Statement of Financial Accounting Standards No. 144, or SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Actual useful lives and cash flows could be different from those estimated by our management. This could have a material effect on our operating results and financial position. Reviews are regularly performed to determine whether facts and circumstances exist indicating that the carrying amount of assets may not be recoverable or that the useful life is shorter than originally estimated. We assess the recoverability of our assets by comparing the projected undiscounted net cash flows associated with the related asset or group of assets over their remaining lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets. If assets are determined to be recoverable, but the useful lives are shorter than originally estimated, the net book value of the assets is depreciated over the newly determined remaining useful lives.

Legal contingencies. We are subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. SFAS No. 5, "Accounting for Contingencies," requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. We evaluate, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact our financial position, results of operations or cash flows.

Goodwill. We regularly evaluate whether events and circumstances have occurred that indicate a possible impairment of goodwill and, in any event, we conduct such evaluation at least annually as of December 31. In determining whether there is an impairment of goodwill, we calculate the estimated implied fair value of our company by comparing the fair value of the reporting unit with its carrying amount, including goodwill. Then, if the carrying amount of the reporting unit exceeds its fair value, we perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. We believe that we operate as a single business unit. We have one reporting unit. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. We determine the implied fair value of goodwill by allocating the fair value of the reporting unit to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, we report the excess as an impairment loss. We believe the methodology we use in testing impairment of goodwill provides us with a reasonable basis in determining whether an impairment charge should be taken. To date, our goodwill has not been considered to be impaired based on the results of our analysis.

Income tax. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We then assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we establish a valuation allowance. A valuation allowance reduces our deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which we operate. If we determine that we will not realize all or a portion of our remaining deferred tax assets, we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. Significant management judgment is required in determining our provision for income taxes and potential tax exposures, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance, which could materially impact our financial position and results of operations. Our ability to utilize our deferred tax assets and the need for a related valuation allowance are monitored on an ongoing basis.

Defined benefit plans. We maintain pension plans covering certain of our employees in foreign locations. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increase for plan employees. Our assumptions are derived from actuarial projections and actual market data. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of our pension plans.

Recent Accounting Developments

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS No. 123R will be effective for public companies as of the first fiscal year that begins after June 15, 2005. We will adopt SFAS No. 123R for our fiscal year beginning April 1, 2006. SFAS No. 123R offers us alternative methods of adopting this standard. At the present time, we have not yet determined which alternative method we will use and the resulting impact on our financial position or results of operations. We do not expect this accounting change to materially affect our liquidity, as equity-based compensation is a non-cash expense. The effect of expensing stock options on our results of operations and earnings per share using the Black-Scholes model is presented on a pro forma basis in the accompanying Note 2 to Consolidated Financial Statements.

In December 2004, the FASB issued FASB Staff Position ("FSP") No. FAS 109-1, "Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." The American Jobs Creation Act, or AJCA, introduces a special tax deduction on qualified production activities. FSP 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement 109. Pursuant to AJCA, we are examining if we will be entitled to this special deduction in 2005. We do not expect the adoption of these new tax provisions to have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2004, the FASB Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The American Jobs Creation Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to U.S. companies, provided certain criteria are met. FSP No. 109-2 provides accounting and disclosure guidance on the impact of the repatriation provision on a company's income tax expense and deferred tax liability. We are currently studying the impact of the one-time favorable foreign dividend provision and intend to complete the analysis by the end of fiscal 2006. Accordingly, we have not adjusted our income tax expense or deferred tax liability to reflect the tax impact of any repatriation of non-U.S. earnings we may make.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4." This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for idle facility expense, double freight, rehandling costs, and excessive spoilage. ARB 43 previously stated that such costs may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they are "abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 2004. The provisions of this Statement should be applied prospectively. We will adopt SFAS No. 151 for our fiscal year beginning April 1, 2006. We are currently considering but have not yet determined what impact the adoption of this standard will have on our financial position and results of operations.

Results of Operations

The following table sets forth selected consolidated statements of operations data for the fiscal years indicated and the percentage change in such data from year to year.

	Years Ended March 31,				
	2005	% Increase from 2004 to 2005	2004	% Increase from 2003 to 2004	2003
Net revenues	$256,620	36.9	$187,442	37.7	$136,111
Cost of goods sold	176,710	22.8	143,948	34.1	107,371
Gross profit	79,910	83.7	43,494	51.3	28,740
Operating expenses:					
Research, development and engineering	18,574	17.5	15,811	23.1	12,846
Selling, general and administrative	35,707	9.1	32,742	0.9	32,437
Restructuring charge	—	—	—	(100.0)	750
Total operating expenses	54,281	11.8	48,553	5.5	46,033

The following table sets forth certain financial data as a percentage of net revenues for the fiscal years indicated. These historical operating results may not be indicative of the results for any future period.

	Years Ending March 31,		
	2005 % of Net Revenues	2004 % of Net Revenues	2003 % of Net Revenues
Net revenues	100.0	100.0	100.0
Cost of goods sold	68.9	76.8	78.9
Gross profit	31.1	23.2	21.1
Operating expenses:			
Research, development and engineering	7.2	8.4	9.4
Selling, general and administrative	13.9	17.5	23.8
Restructuring charge	—	—	0.6
Total operating expenses	21.1	25.9	33.8
Operating income (loss)	10.0	(2.7)	(12.7)
Other income (expense), net	0.0	(0.5)	(0.4)
Income (loss) before provision for (benefit from) income tax	10.0	(3.2)	(13.1)
Provision for (benefit from) income tax	3.7	(0.9)	(4.2)
Net income (loss)	6.3	(2.3)	(8.9)

Revenues.

The 37% increase in net revenues from fiscal 2004 to fiscal 2005 reflects increased unit sales of power semiconductors, integrated circuits and systems and RF power semiconductors. The largest component of the increase in revenues was a $51.0 million increase in sales of power semiconductors. The increase in the power semiconductor group was due principally to an increase of $32.1 million in sales of semiconductors for the consumer products market, which also drove a shift in our product mix toward applications for the consumer products market. Revenues from the sale of integrated circuits increased in fiscal 2005 as compared to fiscal 2004 by $7.7 million as a result of a general strengthening in the IC business. The $10.5 million increase in systems and RF power semiconductor revenues was principally related to the Microwave Technology acquisition, which provided $4.5 million of the increase in revenues in part because it was owned for a full year during fiscal 2005, while only about seven months during fiscal 2004.

The following table sets forth the units and average selling price, or ASP, and revenues for each of our product groups for fiscal 2005 and compares such revenues against those of fiscal 2004:

	2005			% Change in Revenues from 2004 to 2005	2004 Revenues ($000)
	Units (000)	ASP $	Revenues ($000)		
Power Semiconductors	87,689	2.17	190,338	36.6	139,312
Integrated Circuits	47,054	0.87	40,759	23.3	33,058
Systems and RF Power Semiconductors	1,416	18.02	25,523	69.3	15,072
Total	136,159	1.88	256,620		187,442

The $51.3 million increase in net revenues from fiscal 2003 to fiscal 2004 is primarily related to increased sales to traditional markets, the inclusion of revenues from acquired entities and the addition of revenues from new markets, including the plasma display panel market. The growth in revenues includes an approximate 27.0% increase in units shipped in fiscal 2004 in our traditional markets as compared to fiscal 2003, offset in part by an approximate 3.2% decrease in average selling prices across our traditional markets. The increase in revenues from fiscal 2003 to fiscal 2004 included the impact of two acquisitions. We acquired Microwave Technology in September 2003. Our fiscal 2004 revenues from Microwave Technology were $6.7 million. We acquired Clare in June 2002. In fiscal 2004, in part because we owned Clare for a full year, our revenues from Clare were $6.3 million greater than our revenues from Clare in fiscal 2003.

Over the three year period, our revenues have shifted towards Asia. Of our net revenues, 35.5% were in Asia in fiscal 2005, as compared to 23.6% in fiscal 2004 and 17.0% in fiscal 2003. The increase in revenues from sales to Asian customers is, in part, related to our increasing sales of semiconductors for inclusion in consumer products, as most of our customers for these applications are located in Asia.

In each of the three fiscal years, our revenues were reduced by allowances for sales returns, stock rotations and ship and debit. See "Critical Accounting Policies and Significant Management Estimates" elsewhere in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

Gross Profit.

The $36.4 million increase in gross profit expressed in dollars from fiscal 2004 to fiscal 2005 is primarily the result of increased revenues and related improvements in economies of scale in production. Of the increase in gross profit, $8.3 million was caused by the increase in our sales to the consumer products market. The acquisition of Microwave Technology in September 2003 resulted in a $2.3 million increase in gross profit in fiscal 2005 as compared to fiscal 2004. Gross profit margin increased to 31.1% during fiscal 2005 as compared to 23.2% in fiscal 2004 principally because of reductions in the cost to manufacture our products related to increasing economies of scale, as well as a decrease from $10.5 million in fiscal 2004 to $2.8 million in fiscal 2005 in the additional provision for excess inventory, combined with an increase in the sales of excess inventory. The addition for the full period of higher margin RF power product lines from the Microwave Technology acquisition also favorably affected gross profit margin.

The $14.8 million increase in gross profit expressed in dollars from fiscal 2003 to fiscal 2004 is primarily the result of increased revenues. The acquisition of Microwave Technology resulted in a $3.2 million increase in gross profit in fiscal 2004 as compared to fiscal 2003. Gross profit margin increased to 23.2% during fiscal 2004 as compared to 21.1% in fiscal 2003, principally because of the addition of higher margin RF power product lines from the Microwave Technology acquisition, partially offset by provisions for excess and obsolete inventory and scrap. In addition, the fiscal 2004 gross profit margin was negatively impacted by changes in the product mix. During fiscal 2004, we commenced significant sales of semiconductors for inclusion in consumer products, which carry lower gross profit margins than our other products.

In each of the three years, our gross profit and gross profit margin were increased by the sale of excess inventory, which had previously been written-down. See "Critical Accounting Policies and Significant Management Estimates — Inventories" elsewhere in the Management's Discussion and Analysis of Financial Condition and Results of Operations.

Research, Development and Engineering.

From fiscal 2004 to fiscal 2005, research, development and engineering expenses increased due to an increase in the number of projects underway, including projects for gallium arsenide devices and devices for the consumer products market, and Microwave Technology having been a part of our business for a full year, but declined as a percentage of revenues due to our revenue growth. Although we expect an increase in research, development and engineering expenses as we fund more development projects, we do not expect a material increase in such expenses when expressed as a percentage of revenues. In fiscal 2004 as compared to fiscal 2003, the dollar and percentage increases were due to additional funded development projects to support our growth in revenues and the Microwave Technology acquisition during fiscal 2004, but declined as a percentage of revenues due to our revenue growth.

Selling, General and Administrative.

In fiscal 2005, the amount spent on selling, general and administrative expenses increased principally due to an increase of $2.0 million in professional fees for regulatory compliance. Selling, general and administrative expenses declined as a percentage of revenues in fiscal 2005 as compared to fiscal 2004, mainly due to economies of scale and our cost control efforts. While selling, general and administrative expenses may increase in future periods, we do not expect a material increase in such expenses when expressed as a percentage of revenue. In fiscal 2004 as compared to fiscal 2003, our selling, general and administrative expenses increased, principally due to an increase in sales commissions corresponding to our growth in revenues, expenses associated with the implementation of mandated internal controls and writeoffs of $642,000 for offices vacated when we moved our Clare sales function from Belgium to Germany. Selling, general and administrative expenses declined as a percentage of revenues from fiscal 2003 to fiscal 2004 principally as a result of our efforts to control costs, combined with the impact of our growth in revenues.

Restructuring.

In June 2002, we adopted a corporate restructuring program to reduce expenses and preserve our cash. The restructuring mainly related to a reduction in the workforce designed to eliminate redundant positions at Clare. The restructuring charge, which consists mainly of involuntary employee separation costs of $750,000, was recorded in operating expense during fiscal 2003. The separation cost was for 33 employees worldwide: 5 in sales and marketing, 7 in research and development, 3 in general and administrative and 9 in operations functions in the United States; and 8 in sales and marketing and 1 in general and administrative outside the United States.

Other Income (Expense), Net.

Other income, net, including loss on foreign currency transactions and interest income, net, in fiscal 2005 was $152,000, as compared to other expense of $1.0 million in fiscal 2004 and $568,000 in fiscal 2003. Other income (expense), net improved in fiscal 2005 as compared to fiscal 2004 because of a decrease in foreign currency transaction losses and an increase in interest income, net. Other expense, net increased in fiscal 2004 as compared to fiscal 2003 due to reduced interest income, net.

Interest income, net was $633,000 in fiscal 2005 as compared to $310,000 in fiscal 2004. Interest income, net grew because of an increase in short-term interest rates and our increasing cash balances. Interest income, net declined in fiscal 2004, as compared to $720,000 in fiscal 2003 because of reduced short-term interest rates.

(Provision for) Benefit from Income Taxes.

In fiscal 2005, the provision for income taxes reflected an effective tax rate of 37%, as compared to a benefit from income taxes reflecting an effective tax rate of 27% in fiscal 2004 and 32% in fiscal 2003. The fiscal 2005 rate, as compared to fiscal 2004, was primarily higher because of valuation allowances booked against deferred tax assets offset by research and development credits. The higher valuation allowance in fiscal 2005 was based on our assessment that a portion of our foreign net operating losses would not be realizable. The lower tax benefit rate for fiscal 2004, as compared to fiscal 2003, was primarily due to lower net operating loss carryforwards for state income taxes.

Liquidity and Capital Resources

As of March 31, 2005, cash and cash equivalents were $58.1 million, as compared to $42.1 million at March 31, 2004 and $40.1 million at March 31, 2003. The increase in cash and cash equivalents during fiscal 2005 and fiscal 2004 was primarily due to cash generated by operations. Over the past three fiscal years, the cash generated by our operations has provided sufficient liquidity for our needs.

Net cash provided by operating activities in fiscal 2005 was $23.3 million, as compared to $5.7 million in fiscal 2004 and $2.4 million in fiscal 2003. During fiscal 2005, the principal working capital use of cash was to fund accounts receivable. Accounts receivable increased from March 31, 2004 to March 31, 2005 by 24.9%, primarily due to higher revenues. No one customer accounted for more than 10% of our receivables at March 31, 2005. Our net inventory at March 31, 2005 increased from March 31, 2004 by 7.0%, principally because of increased production to meet expected sales. Accrued expenses and other liabilities increased from March 31, 2004 to March 31, 2005 principally because of an increase in liabilities for income taxes. During fiscal 2004 and fiscal 2003, working capital was principally used to fund accounts receivable in connection with the growth in revenues.

We used $4.9 million in net cash for investing activities during fiscal 2005, as compared to $1.9 million used for investing activities in fiscal 2004 and $5.0 million provided by investing activities in fiscal 2003. During fiscal 2005, we spent $5.8 million in capital expenditures, as compared to $3.7 million in 2004 and $2.5 million in 2003. We expect capital expenditures during fiscal 2006 to continue at about the same level as fiscal 2005. Our fiscal 2004 use of cash for investing activities reflected the purchase of plant and equipment, while our fiscal 2003 cash flows provided by investing activities reflected the cash acquired with Clare.

For 2005, net cash used in financing activities was $2.7 million, as compared to net cash used in financing activities of $2.3 million in fiscal 2004 and $284,000 in fiscal 2003. During the three years, we used cash from financing activities principally to pay capital lease obligations. In addition, in fiscal 2005 we used $1.1 million to purchase our common stock and $800,000 to repay our note payable to the bank. In fiscal 2005, the principal sources of cash from financing activities were proceeds from the exercise of stock options and from the payment of notes receivable. In fiscal 2004, the principal sources of cash from financing activities were proceeds from the exercise of stock options and from purchases under the employee stock purchase plan. In fiscal 2003, the principal sources of cash from financing activities were proceeds from loans and from the exercise of stock options.

Another potential source of liquidity is available borrowings under existing lines of credit. At March 31, 2005, we had available credit aggregating $6.6 million.

At March 31, 2005, our debt, consisting of capital lease obligations and loan payable, was $7.3 million, representing 12.6% of our cash and cash equivalents and 4.4% of our stockholders equity. Over the past three fiscal years, satisfying our payment obligations for debt has not materially affected our ability to fund our operating needs.

At March 31, 2005, we maintain two defined benefit pension plans: one for the United Kingdom employees and one for German employees. These plans cover most of the employees in the United Kingdom and Germany. Benefits are based on years of service and the employees' compensation. The Company deposits funds for these plans, consistent with the requirements of local law, with investment management companies, insurance companies, trustees, and/or accrues for the unfunded portion of the obligations. See Note 12

Pension Plans of the Consolidated Financial Statements for a discussion of the investment return assumptions, the underlying estimates and the expected future cash flows associated with the pension plans.

As of March 31, 2005, we had $58.1 million in cash and cash equivalents. Since March 31, 2005, we have spent or committed to spend $14.1 million to purchase two of our facilities. To substantially cover the cash spent or to be spent to purchase those facilities, we have borrowed Euro 10.0 million, or about $12.1 million, from a German bank, repayable over 15 years. We believe that our cash, combined with interest to be earned thereon and borrowings available under our credit facilities, will be sufficient to fund our working and other capital requirements, including potential investments in other companies and other assets to support the strategic growth of our business, over the next twelve months. In the ordinary course of business, we evaluate opportunities to acquire businesses, products and technologies and we expect to use our cash to fund these types of activities in the future. In the event additional needs for cash arise, we may raise additional funds from a combination of sources including the potential issuance of debt or equity securities. Additional financing might not be available on terms favorable to us, or at all, particularly in light of the recent decline in the capital markets. If adequate funds were not available or were not available on acceptable terms, our ability to take advantage of unanticipated opportunities or respond to competitive pressures could be limited.

On May 4, 2005, we accelerated the vesting of the right to purchase 128,250 shares of our common stock pursuant to previously granted stock options. The accelerated options were at exercise prices in excess of our closing price on May 4, 2005 of $10.28. The vesting was accelerated to avoid future accounting charges under SFAS No. 123R.

Disclosures about Contractual Obligations and Commercial Commitments

Details of our contractual obligations and commitments as of March 31, 2005 to make future payments under contracts are set forth below (in thousands):

	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Capital Lease Obligations(1)	$ 8,083	$ 3,524	$ 3,682	$ 877	$ —
Operating Lease Obligations	19,864	3,331	4,664	3,652	8,217
Pension Obligations	12,230	1,172	2,190	2,530	6,338
Inventory Purchase Obligations	11,814	11,814	—	—	—
Other Liabilities	157	—	—	—	157
Total	$52,148	$19,841	$10,536	$7,059	$14,712

(1) Includes anticipated interest payments totaling $941,000.

RISK FACTORS

In addition to the other information in this Annual Report to Stockholders, the following risk factors should be considered carefully in evaluating us and our business. Additional risks not presently known to us or that we currently believe are not serious may also impair our business and its financial condition.

Our operating results fluctuate significantly because of a number of factors, many of which are beyond our control.

Given the nature of the markets in which we participate, we cannot reliably predict future revenues and profitability, and unexpected changes may cause us to adjust our operations. Large portions of our costs are fixed, due in part to our significant sales, research and development and manufacturing costs. Thus, small declines in revenues could negatively affect our operating results in any given quarter. Our operating results may fluctuate significantly. For example, in comparing fiscal 2002 to fiscal 2001, net revenues fell by 25.6% and net income fell by 85.7%. Some of the factors that may affect our quarterly and annual results are:

- the reduction, rescheduling or cancellation of orders by customers;
- fluctuations in timing and amount of customer requests for product shipments;
- changes in the mix of products that our customers purchase;
- loss of key customers;
- the cyclical nature of the semiconductor industry;
- competitive pressures on selling prices;
- market acceptance of our products and the products of our customers;
- fluctuations in our manufacturing yields and significant yield losses;
- difficulties in forecasting demand for our products and the planning and managing of inventory levels;
- the availability of production capacity;
- the amount and timing of investments in research and development;
- changes in our product distribution channels and the timeliness of receipt of distributor resale information;
- the impact of vacation schedules and holidays, largely during the second and third fiscal quarters of our fiscal year; and
- the amount and timing of costs associated with product returns.

As a result of these factors, many of which are difficult to control or predict, as well as the other risk factors discussed in this Annual Report to Stockholders, we may experience materially adverse fluctuations in our future operating results on a quarterly or annual basis.

The semiconductor industry is cyclical, and an industry downturn could adversely affect our operating results.

Business conditions in the semiconductor industry may rapidly change from periods of strong demand and insufficient production to periods of weakened demand and overcapacity. The industry is characterized by:

- alternating periods of overcapacity and production shortages;
- cyclical demand for semiconductors;
- changes in product mix in response to changes in demand;
- significant price erosion;
- variations in manufacturing costs and yields;
- rapid technological change and the introduction of new products; and
- significant expenditures for capital equipment and product development.

These factors could harm our business and cause our operating results to suffer.

Our gross margin is dependent on a number of factors, including our level of capacity utilization.

Semiconductor manufacturing requires significant capital investment, leading to high fixed costs, including depreciation expense. We are limited in our ability to reduce fixed costs quickly in response to any shortfall in revenues. If we are unable to utilize our manufacturing and testing facilities at a high level, the fixed costs associated with these facilities will not be fully absorbed, resulting in higher average unit costs and lower gross margins. Increased competition and other factors may lead to price erosion, lower revenues and lower gross margins for us in the future.

IXYS could be harmed by litigation involving patents and other intellectual property rights.

As a general matter, the semiconductor industry is characterized by substantial litigation regarding patent and other intellectual property rights. We have been sued on occasion for purported patent infringement and are currently defending against a number of such claims. For example, we have been sued by International Rectifier for purportedly infringing some of its patents covering power MOSFETs. After trial, the U.S. District Court awarded damages to International Rectifier of $27.2 million plus attorney fees and issued a permanent injunction against IXYS, effectively barring us from selling or distributing the allegedly infringing products. The United States Court of Appeals for the Federal Circuit vacated those rulings and remanded the litigation to the U.S. District Court for further action consistent with the opinion of the Federal Circuit. The litigation is expected to continue at the U.S. District Court and could result in another damages award and injunction. We continue to contest International Rectifier's claims vigorously but the outcome of this litigation remains uncertain.

Additionally, in the future, we could be accused of infringing the intellectual property rights of International Rectifier or other third parties. We also have certain indemnification obligations to customers and suppliers with respect to the infringement of third party intellectual property rights by our products. We could incur substantial costs defending ourselves and our customers and suppliers from any such claim. Infringement claims or claims for indemnification, whether or not proven to be true, could harm our business.

In the event of any adverse ruling in any intellectual property litigation, including the pending power MOSFET litigation with International Rectifier, we could be required to pay substantial damages, cease the development, manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license from the third party claiming infringement with royalty payment obligations by us. An adverse decision in the International Rectifier power MOSFET litigation would, and in any other infringement action could, materially and adversely affect our financial condition, results of operations or cash flows.

Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, is costly and may divert the efforts and attention of our management and technical personnel from our core business operations.

We are dependent upon the success of our customers' products.

Our semiconductors are incorporated into our customers' products, and the demand for our semiconductors is dependent upon the demand for our customers' products. Demand for our customers' products may level or decline due to technological change in our customers' industries, price or quality of their products or other competitive factors. If sales of our customers' products level or fall, our sales of semiconductors intended for such products will also likely level or decline. We have recently sold more semiconductors for inclusion in consumer products than was our historical practice. We believe that consumer products are subject to shorter product life cycles, because of technological change, consumer preferences, trendiness and other factors, than the products of many of our other customers. In particular, in recent years we have sold semiconductors for inclusion in the plasma display panels of a small number of manufacturers. Plasma display panels are one of several technologies for visual display in television. Should competition among the various visual display technologies for television adversely affect the sales of plasma display panels, our operating results could be adversely affected. Moreover, our operating results could be adversely affected if those plasma display panel manufacturers that have selected our semiconductors for inclusion in their products are not successful in their competition against other manufacturers of plasma display panels.

Our international operations expose us to material risks.

During fiscal year 2005, our product sales by region were approximately 28.2% in the United States, approximately 33.2% in Europe and the Middle East and approximately 35.5% in Asia and approximately 3.1% in Canada and the rest of the world. We expect revenues from foreign markets to continue to represent a significant portion of total revenues. IXYS maintains significant operations in Germany and the United Kingdom and contracts with suppliers and manufacturers in South Korea, Japan and elsewhere in Europe and Asia. Some of the risks inherent in doing business internationally are:

- foreign currency fluctuations;
- changes in the laws, regulations or policies of the countries in which we manufacture or sell our products;
- trade restrictions;
- longer payment cycles;
- challenges in collecting accounts receivable;
- cultural and language differences;
- employment regulations;
- limited infrastructure in emerging markets;
- transportation delays;
- seasonal reduction in business activities;
- work stoppages;
- terrorist attack or war; and
- economic or political instability.

Our sales of products manufactured in our Lampertheim, Germany facility and our costs at that facility are denominated in Euros, and sales of products manufactured in our Chippenham, U.K. facility and our costs at that facility are primarily denominated in British pounds and Euros. Fluctuations in the value of the Euro and the British pound against the U.S. dollar could have a significant impact on our balance sheet and results of operations. We generally do not enter into foreign currency hedging transactions to control or minimize these risks. Fluctuations in currency exchange rates could cause our products to become more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. If we expand our international operations or change our pricing practices to denominate prices in other foreign currencies, we could be exposed to even greater risks of currency fluctuations.

In addition, the laws of certain foreign countries may not protect our products or intellectual property rights to the same extent as do U.S. laws regarding the manufacture and sale of our products in the U.S. Therefore, the risk of piracy of our technology and products may be greater when we manufacture or sell our products in these foreign countries.

We have material weaknesses in our internal control over financial reporting that could result in a material misstatement of our financial condition, results of operations or cash flows.

Our management assessed our internal control over financial reporting and concluded that five material weaknesses existed as of March 31, 2005:

- deficiencies in the number of accounting personnel trained in applying United States generally accepted accounting principles, or US GAAP, and in reporting financial information in accordance with the requirements of the Securities and Exchange Commission, or SEC;
- deficiencies in our over costing and valuation of inventory;
- deficiencies in our control over the use of spreadsheets in our operations;
- deficiencies in the review of the consolidation process; and
- inadequate segregation of duties in the purchasing cycle.

The deficiencies in the number of accounting personnel have resulted in a number of designed controls not operating properly. The deficiencies in the number of accounting staff during the initial year of Sarbanes-Oxley compliance placed an extra burden upon the existing division controllers and their accounting staff, which led to controls not being performed properly.

The material weakness related to the costing and valuation of inventory resulted from the incorrect calculation of inventory yields and overhead absorption, causing erroneous production variances, at our facility in Lampertheim, Germany, errors in capitalized variances at our facilities in Chippenham, England and Lampertheim, Germany and errors in calculating inventory reserves in our facility in Fremont, California. The net effect of the corrections of these errors on our financial statements for the year ended March 31, 2005 was an increase in cost of goods sold on our statement of operations of $624,000, a decrease in inventory of $122,000 and $502,000 distributed over a number of other accounts.

The material weakness related to spreadsheets occurred when division controllers made modifications to the template spreadsheets for periodic reporting sent to them by corporate accounting personnel, and the modifications and the impact of the modifications were not identified by corporate accounting personnel when accounting information was submitted by the divisions. As a result of these items, reported income taxes and miscellaneous other matters changed approximately $105,000 and $332,000, respectively. In addition, the spreadsheets used to compute key financial statement items did not have adequate validation controls.

In part because a financial analyst resigned without notice, our controls relating to review of consolidations, inputs, foreign currency translations and recurring journal entries did not function properly. As a consequence of the unexpected departure of the financial analyst, our senior financial analyst, who is responsible for our consolidation process, had to do her work as well as that of the departed financial analyst. Thus, a layer of control in the consolidation process was eliminated. Due to a lack of personnel resources, supervisory review of the senior financial analyst's work was inadequate. As a result of these deficiencies, our auditors found differences in our reports requiring a reduction in deferred tax assets and income tax payable of approximately $8.2 million and adjustments to foreign exchange totaling $145,000. These deficiencies were assessed to be a material weakness.

We have determined that a number of duties have not been segregated properly within our cycle of activities whereby we purchase and pay for goods and services. In particular, at several of our facilities, the same individual was able to update vendor files, control purchase orders and process vendor invoices. These deficiencies in segregation of duties constituted a material weakness. The material weakness arises from the limited number of accounting personnel at a number of our facilities and our historical practice of only having accounting personnel perform traditional accounting functions.

Existence of these or other material weaknesses in our internal control could result in a material misstatement of our financial condition, results of operations or cash flows. Whether or not a misstatement occurs, the existence of one or more material weaknesses could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our controls over financial reporting, which ultimately could negatively impact the market price of our shares.

Our efforts to correct the deficiencies in our disclosure and internal controls have required, and will continue to require, the commitment of significant financial and managerial resources. In addition, we anticipate the costs associated with the testing and evaluation of our internal controls will be significant and material in fiscal year 2006 and may continue to be material in future fiscal years as these controls are maintained and continually evaluated and tested.

We may not be successful in our acquisitions.

We have in the past made, and may in the future make, acquisitions. These acquisitions involve numerous risks, including:

- diversion of management's attention during the acquisition process;
- disruption of our ongoing business;

- the potential strain on our financial and managerial controls and reporting systems and procedures;
- unanticipated expenses and potential delays related to integration of an acquired business;
- the risk that we will be unable to develop or exploit acquired technologies;
- failure to successfully integrate the operations of an acquired company with our own;
- the challenges in achieving strategic objectives, cost savings and other benefits from acquisitions;
- the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets;
- the risks of entering new markets in which we have limited experience;
- difficulties in expanding our information technology systems to accommodate the acquired businesses;
- failure to retain key personnel of the acquired business;
- the challenges inherent in managing an increased number of employees and facilities and the need to implement appropriate policies, benefits and compliance programs;
- customer dissatisfaction or performance problems with an acquired company;
- adverse effects on our relationships with suppliers;
- the reduction in financial stability associated with the incurrence of debt or the use of a substantial portion of our available cash;
- the costs associated with acquisitions, including in-process R&D charges and amortization expense related to intangible assets, and the integration of acquired operations; and
- assumption of known or unknown liabilities or other unanticipated events or circumstances.

We cannot assure you that we will be able to successfully acquire other businesses or product lines or integrate them into our operations without substantial expense, delay in implementation or other operational or financial problems.

In the normal course of business, we frequently engage in discussions with parties relating to possible acquisitions. As a result of such transactions, our financial results may differ from the investment community's expectations in a given quarter. Further, if market conditions or other factors lead us to change our strategic direction, we may not realize the expected value from such transactions. If we do not realize the expected benefits or synergies of such transactions, our consolidated financial position, results of operations, cash flows, and stock price could be negatively impacted.

We depend on external foundries to manufacture many of our products.

Of our revenues in fiscal year 2005, 43% came from wafers manufactured for us by external foundries. Our dependence on external foundries may grow. We currently have arrangements with a number of wafer foundries, three of which produce the wafers for power semiconductors that we purchase from external foundries. Samsung Electronics's facility in Kiheung, South Korea is our principal external foundry.

Our relationships with our external foundries do not guarantee prices, delivery or lead times, or wafer or product quantities sufficient to satisfy current or expected demand. These foundries manufacture our products on a purchase order basis. We provide these foundries with rolling forecasts of our production requirements; however, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. At any given time, these foundries could choose to prioritize capacity for their own use or other customers or reduce or eliminate deliveries to us on short notice. If growth in demand for our products occurs, these foundries may be unable or unwilling to allocate additional capacity to our needs, thereby limiting our revenue growth. Accordingly, we cannot be certain that these foundries will allocate sufficient capacity to satisfy our requirements. In addition, we cannot be certain that we will continue to do business with these or other foundries on terms as favorable as our current terms. If we are not able to obtain additional foundry capacity as required, our relationships with our customers could be harmed and our revenues could be reduced or their growth limited. Moreover, even if we are able to secure additional foundry capacity, we may be required, either contractually or as a practical business matter, to utilize all of that capacity or incur penalties or an adverse effect on the business relationship. The costs related to maintaining foundry capacity could be expensive and could harm our operating results. Other risks associated with our reliance on external foundries include:

- the lack of control over delivery schedules;
- the unavailability of, or delays in obtaining access to, key process technologies;
- limited control over quality assurance, manufacturing yields and production costs; and
- potential misappropriation of our intellectual property.

Our requirements typically represent a small portion of the total production of the external foundries that manufacture our wafers and products. We cannot be certain these external foundries will continue to devote resources to the production of our wafers and products or continue to advance the process design technologies on which the manufacturing of our products is based. These circumstances could harm our ability to deliver our products on time or increase our costs.

We may not be able to acquire additional production capacity to meet the present and future demand for our products.

The semiconductor industry has been characterized by periodic limitations on production capacity. Although we may be able to obtain the capacity necessary to meet present demand, if we are unable to increase our production capacity to meet possible future demand, some of our customers may seek other sources of supply or our future growth may be limited.

Our success depends on our ability to manufacture our products efficiently.

We manufacture our products in facilities that are owned and operated by us, as well as in external wafer foundries and independent subcontract assembly facilities. The fabrication of semiconductors is a highly complex and precise process, and a substantial percentage of wafers could be rejected or numerous die on each wafer could be nonfunctional as a result of, among other factors:

- contaminants in the manufacturing environment;
- defects in the masks used to print circuits on a wafer;
- manufacturing equipment failure; or
- wafer breakage.

For these and other reasons, we could experience a decrease in manufacturing yields. Additionally, as we increase our manufacturing output, we may also experience a decrease in manufacturing yields. As a result, we may not be able to cost effectively expand our production capacity in a timely manner.

Our markets are subject to technological change and our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

- changing technologies;
- changing customer needs;

- frequent new product introductions and enhancements;
- increased integration with other functions; and
- product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. Failure to do so could cause us to lose our competitive position and seriously impact our future revenues.

Products or technologies developed by others may render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies in our product markets would have a material adverse effect on our competitive position within the industry.

We may not be able to protect our intellectual property rights adequately.

Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, we cannot be certain that the steps we take to protect our proprietary information will be adequate to prevent misappropriation of our technology, or that our competitors will not independently develop technology that is substantially similar or superior to our technology. More specifically, we cannot assure you that our pending patent applications or any future applications will be approved, or that any issued patents will provide us with competitive advantages or will not be challenged by third parties. Nor can we assure you that, if challenged, our patents will be found to be valid or enforceable, or that the patents of others will not have an adverse effect on our ability to do business. We may also become subject to or initiate interference proceedings in the U.S. Patent and Trademark office, which can demand significant financial and management resources and could harm our financial results. Also, others may independently develop similar products or processes, duplicate our products or processes or design their products around any patents that may be issued to us.

Our revenues are dependent upon our products being designed into our customers' products.

Many of our products are incorporated into customers' products or systems at the design stage. The value of any design win largely depends upon the customer's decision to manufacture the designed product in production quantities, the commercial success of the customer's product and the extent to which the design of the customer's electronic system also accommodates incorporation of components manufactured by our competitors. In addition, our customers could subsequently redesign their products or systems so that they no longer require our products. We may not achieve design wins or our design wins may not result in future revenues.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

The time from initiation of design to volume production of new semiconductors often takes 18 months or longer. We first work with customers to achieve a design win, which may take nine months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which may last an additional nine months or longer. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenues, if any, from volume purchasing of our products by our customers.

Our backlog may not result in future revenues.

Customer orders typically can be cancelled or rescheduled without penalty to the customer. As a result, our backlog at any particular date is not necessarily indicative of actual revenues for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenues, could harm our results of operations.

The markets in which we participate are intensely competitive.

Certain of our target markets are intensely competitive. Our ability to compete successfully in our target markets depends on the following factors:

- proper new product definition;
- product quality, reliability and performance;
- product features;
- price;
- timely delivery of products;
- breadth of product line;
- design and introduction of new products;
- market acceptance of our products and those of our customers; and
- technical support and service.

In addition, our competitors or customers may offer new products based on new technologies, industry standards or end-user or customer requirements, including products that have the potential to replace our products or provide lower cost or higher performance alternatives to our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable.

Our primary power semiconductor competitors include Advanced Power Technology, Fairchild Semiconductor, Fuji, Infineon, International Rectifier, On Semiconductor, Powerex, Renesas Technology, Semikron International, STMicroelectronics, Siemens and Toshiba. Our IC products compete principally with those of Agere Systems, Legerity, NEC and Silicon Labs. Our RF power semiconductor competitors include RF Micro Devices and RF Monolithics. Many of our competitors have greater financial, technical, marketing and management resources than we have. Some of these competitors may be able to sell their products at prices below which it would be profitable for us to sell our products or benefit from established customer relationships that provide them with a competitive advantage. We cannot assure you that we will be able to compete successfully in the future against existing or new competitors or that our operating results will not be adversely affected by increased price competition.

We rely on our distributors and sales representatives to sell many of our products.

A substantial majority of our products are sold to distributors and through sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the semiconductor industry. We believe that our success will continue to depend upon these distributors and sales representatives.

At March 31, 2005, no distributor accounted for greater than 10% of our outstanding receivables. Nonetheless, if any significant distributor or sales representative experiences financial difficulties, or otherwise becomes unable or unwilling to promote and sell our products, our business could be harmed.

Our future success depends on the continued service of management and key engineering personnel and our ability to identify, hire and retain additional personnel.

Our success depends upon our ability to attract and retain highly-skilled technical, managerial, marketing and finance personnel, and, to a significant extent, upon the efforts and abilities of Nathan Zommer, Ph.D., our president and chief executive officer, and other members of senior management. The loss of the services of one or more of our senior management or other key employees could adversely affect our business. We do not maintain key person life insurance on any of our officers, employees or consultants. There is intense competition for qualified employees in the semiconductor industry, particularly for highly skilled design, applications and test engineers. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified individuals who could leave us at any time in the future. If we grow, we expect increased demands on our resources, and growth would likely require the addition of new management and engineering staff as well as the development of additional expertise by existing management employees. If we lose the services of or fail to recruit key engineers or other technical and management personnel, our business could be harmed.

Growth and expansion place a significant strain on our resources, including our information systems and our employee base.

Presently, because of past acquisitions, we are operating a number of different information systems that are not integrated. In part because of this, we use spreadsheets, which are prepared by individuals rather than automated systems, in our accounting. Consequently, in our accounting, we perform many manual reconciliations and other manual steps, which result in a high risk of errors.

If we do not adequately manage and evolve our financial reporting and managerial systems and processes, our ability to manage and grow our business may be harmed. Our ability to successfully implement our goals and comply with regulations, including Sarbanes-Oxley Act of 2002, requires an effective planning and management system and process. We will need to continue to improve existing, and implement new operational and financial systems, procedures and controls to manage our business effectively in the future.

In improving our operational and financial systems, procedures and controls, we would expect to periodically implement new software and other systems that will affect our internal operations regionally or globally. The conversion process from one system to another is complex and requires, among other things, that data from the existing system be made compatible with the upgraded system. During any transition, we could experience errors, delays and other inefficiencies, which could adversely affect our business. Any delay in the implementation of, or disruption in the transition to, any new or enhanced systems, procedures or controls, could harm our ability to forecast sales demand, manage our supply chain, achieve accuracy in the conversion of electronic data and record and report financial and management information on a timely and accurate basis. In addition, as we add additional functionality, new problems could arise that we have not foreseen. Such problems could adversely impact our ability to do the following in a timely manner: provide quotes; take customer orders; ship products; provide services and support to our customers; bill and track our customers; fulfill contractual obligations; and otherwise run our business. Failure to properly or adequately address these issues could result in the diversion of management's attention and resources, impact our ability to manage our business and our results of operations, cash flows, and stock price could be negatively impacted.

Future growth will also require us to successfully hire, train, motivate and manage our employees. In addition, our continued growth and the evolution of our business plan will require significant additional management, technical and administrative resources. We may not be able to effectively manage the growth and evolution of our current business.

Our stock price is volatile.

The market price of our common stock has fluctuated significantly to date. The future market price of our common stock may also fluctuate significantly in the event of:

- variations in our actual or expected quarterly operating results;
- announcements or introductions of new products;
- technological innovations by our competitors or development setbacks by us;
- conditions in the communications and semiconductor markets;

- the commencement or adverse outcome of litigation;
- changes in analysts' estimates of our performance or changes in analysts' forecasts regarding our industry, competitors or customers;
- announcements of merger or acquisition transactions or a failure to achieve the expected benefits of an acquisition as rapidly or to the extent anticipated by financial analysts;
- terrorist attack or war;
- sales of our common stock by one or more members of management, including Nathan Zommer, Ph.D., our President and Chief Executive Officer; or
- general economic and market conditions.

In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, including semiconductor companies. These fluctuations have often been unrelated or disproportionate to the operating performance of companies in our industry, and could harm the market price of our common stock.

Our dependence on independent subcontractors to assemble and test our products subject us to a number of risks, including an inadequate supply of products and higher materials costs.

We depend on independent subcontractors for the assembly and testing of our products. The majority of our products are assembled by independent subcontractors located outside of the United States. Our reliance on these subcontractors involves the following significant risks:

- reduced control over delivery schedules and quality;
- the potential lack of adequate capacity during periods of excess demand;
- difficulties selecting and integrating new subcontractors;
- limited or no warranties by subcontractors or other vendors on products supplied to us;
- potential increases in prices due to capacity shortages and other factors;
- potential misappropriation of our intellectual property; and
- economic or political instability in foreign countries.

These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships.

In addition, we use a limited number of subcontractors to assemble a significant portion of our products. If one or more of these subcontractors experiences financial, operational, production or quality assurance difficulties, we could experience a reduction or interruption in supply. Although we believe alternative subcontractors are available, our operating results could temporarily suffer until we engage one or more of those alternative subcontractors.

Our operating expenses are relatively fixed, and we may order materials in advance of anticipated customer demand. Therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Our operating expenses are relatively fixed, and, therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections.

We also typically plan our production and inventory levels based on our own expectations for customer demand. Actual customer demand, however, can be highly unpredictable and can fluctuate substantially. From time to time, in response to anticipated long lead times to obtain inventory and materials from our external suppliers and foundries, we may order materials or production in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize.

We depend on a limited number of suppliers for our wafers.

We purchase the bulk of our silicon wafers from three vendors with whom we do not have long-term supply agreements. Any of these suppliers could reduce or terminate our supply of wafers at any time. Our reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon wafers and reduced control over the price, timely delivery, reliability and quality of the silicon wafers. We cannot assure that problems will not occur in the future with suppliers.

Our ability to access capital markets could be limited.

From time to time we may need to access the capital markets to obtain long-term financing. Although we believe that we can continue to access the capital markets on acceptable terms and conditions, our flexibility with regard to long-term financing activity could be limited by our existing capital structure, our credit ratings, and the health of the semiconductor industry. In addition, many of the factors that affect our ability to access the capital markets, such as the liquidity of the overall capital markets and the current state of the economy, are outside of our control. There can be no assurances that we will continue to have access to the capital markets on favorable terms.

Geopolitical instability, war, terrorist attacks, terrorist threats, and government responses thereto, may negatively impact all aspects of our operations, revenues, costs and stock prices.

Any such event may disrupt our operations or those of our customers or suppliers. Our markets currently include South Korea, Taiwan and Israel, which are experiencing political instability. Additionally, our principal external foundry is located in South Korea.

Business interruptions may damage our facilities or those of our suppliers.

Our operations and those of our suppliers are vulnerable to interruption by fire, earthquake and other natural disasters, as well as power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan and do not have backup generators. Our facilities in California are located near major earthquake faults and have experienced earthquakes in the past. If any of these events occurs, our ability to conduct our operations could be seriously impaired, which could harm our business, financial condition and results of operations or cash flows. We cannot be sure that the insurance we maintain against general business interruptions will be adequate to cover all our losses.

We may be affected by environmental laws and regulations.

We are subject to a variety of laws, rules and regulations in the United States, England and Germany related to the use, storage, handling, discharge and disposal of certain chemicals and gases used in our manufacturing process. Any of those regulations could require us to acquire expensive equipment or to incur substantial other expenses to comply with them. If we incur substantial additional expenses, product costs could significantly increase. Our failure to comply with present or future environmental laws, rules and regulations could result in fines, suspension of production or cessation of operations.

Our tax liability has been in dispute from time to time.

From time to time, we have received notices of tax assessments from certain governments of countries in which we operate. These governments or other government entities may serve future notices of assessments on us and the amounts of these assessments or our failure to favorably resolve such assessments may have a material adverse effect on our financial condition or results of operations.

We face the risk of financial exposure to product liability claims alleging that the use of products that incorporate our semiconductors resulted in adverse effects.

Approximately 10.1% of our net revenues in fiscal year 2005 were derived from sales of products used in medical devices such as defibrillators. Product liability risks may exist even for those medical devices that have received regulatory approval for commercial sale. We cannot be sure that the insurance that we maintain against product liability will be adequate to cover our losses. Any defects in our semiconductors used in these devices, or in any other product, could result in significant replacement, recall or product liability costs to us.

Nathan Zommer, Ph.D. owns a significant interest in our common stock.

Nathan Zommer, Ph.D., our president and chief executive officer, beneficially owned, as of May 16, 2005, approximately 20% of the outstanding shares of our common stock. As a result, Dr. Zommer can exercise significant control over all matters requiring stockholder approval, including the election of the board of directors. His holdings could result in a delay of, or serve as a deterrent to, possible changes in control of IXYS, which may reduce the market price of our common stock.

Regulations may adversely affect our ability to sell our products.

Power semiconductors with operating voltages above 40 volts are subject to regulations intended to address the safety, reliability and quality of the products. These regulations relate to processes, design, materials and assembly. For example, in the United States some high voltage products are required to pass Underwriters Laboratory recognition for voltage isolation and fire hazard tests. Sales of power semiconductors outside of the United States are subject to international regulatory requirements that vary from country to country. The process of obtaining and maintaining required regulatory clearances can be lengthy, expensive and uncertain. The time required to obtain approval for sale internationally may be longer than that required for U.S. approval, and the requirements may differ.

In addition, approximately 10.1% of our revenues in fiscal year 2005 were derived from the sale of products included in medical devices that are subject to extensive regulation by numerous governmental authorities in the United States and internationally, including the U.S. Food and Drug Administration, or FDA. The FDA and certain foreign regulatory authorities impose numerous requirements for medical device manufacturers to meet, including adherence to Good Manufacturing Practices, or GMP, regulations and similar regulations in other countries, which include testing, control and documentation requirements. Ongoing compliance with GMP and other applicable regulatory requirements is monitored through periodic inspections by federal and state agencies, including the FDA, and by comparable agencies in other countries. Our failure to comply with applicable regulatory requirements could prevent our products from being included in approved medical devices.

Our business could also be harmed by delays in receiving or the failure to receive required approvals or clearances, the loss of previously obtained approvals or clearances or the failure to comply with existing or future regulatory requirements.

The anti-takeover provisions of our certificate of incorporation and of the Delaware General Corporation Law may delay, defer or prevent a change of control.

Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control because the terms of any issued preferred stock could potentially prohibit our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction, without the approval of the holders of the outstanding shares of preferred stock. In addition, the issuance of preferred stock could have a dilutive effect on our stockholders.

Our stockholders must give substantial advance notice prior to the relevant meeting to nominate a candidate for director or present a proposal to our stockholders at a meeting. These notice requirements could inhibit a takeover by delaying stockholder action. The Delaware anti-takeover law restricts business combinations with some stockholders once the stockholder acquires 15% or more of our common stock. The Delaware statute makes it more difficult for us to be acquired without the consent of our board of directors and management.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to financial market risks, including changes in interest rates and foreign currency exchange rates. To mitigate these risks, we have on occasion utilized derivative financial instruments. We do not use derivative financial instruments for speculative or trading purposes.

We currently keep our funds in accounts and instruments that, for accounting purposes, are cash and cash equivalents and do not carry interest rate risk to the fair market value of principal. We may, in the future, choose to place our funds in investments in high quality debt securities, potentially consisting of debt instruments of the United States or state or local governments or investment grade corporate issuers. Investments in both fixed and floating rate securities have some degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted by increases in interest rates. Floating rate securities may produce less income than anticipated if interest rates fall. As a result, changes in interest rates could cause us to incur losses in principal if we are forced to sell securities that have declined in market value or may result in lower than anticipated investment income. Should we establish one, our investment portfolio would be categorized as available-for-sale and accordingly presented at fair value on the balance sheet.

We intend to manage our exposure to interest rate, market and credit risk in any investment portfolio with investment policies and procedures that limit such things as term, credit rating and the amount of credit exposure to any one issue, issuer and type of instrument. We have not used derivative financial instruments in any investment portfolio.

We are also exposed to short-term fluctuations in interest rates as the accounts and instruments in which we invest our cash have variable interest rates. Although an increase in interest rates would have an adverse impact on our interest expense, our cash and cash equivalents greatly exceed the balances that we borrow through lines of credit and, if necessary to limit the burden of interest expense, we could reduce our borrowing.

The impact on the fair market value of our cash equivalents and our earnings from a hypothetical 100 basis point adverse change in interest rates as of the end each of fiscal 2005 and 2004 would have had the effect of reducing our annual net income as of the end of each of fiscal 2005 and fiscal 2004 by an amount less than $1.0 million. As our cash and cash equivalents have historically been held in accounts and instruments where the principal is not subject to interest rate risk and our cash and cash equivalents greatly exceed our variable rate borrowings, this sensitivity analysis was accomplished by offsetting our variable rate borrowings against our cash and cash equivalents and then estimating the impact of a 100 basis point reduction in interest rates on such adjusted cash balances.

Revenues from our foreign subsidiaries were approximately 38.8% of total revenues in fiscal year 2005. These revenues come from our German and UK subsidiaries and are primarily denominated in Euros and British pounds, respectively. Our foreign subsidiaries also incur most of their expenses in the local currency. Our principal foreign subsidiaries use their respective local currencies as their functional currency.

Although we have entered into a limited number of foreign exchange forward contracts to help manage foreign currency exchange risk associated with certain of our operations, we do not generally hedge foreign currency exchange rates. The foreign exchange forward contracts we have entered into generally have original maturities ranging from one to three months. We do not enter into foreign exchange forward contracts for trading purposes. We do not expect gains or losses on these contracts to have a material impact on our financial results.

It is possible that our future financial results could be directly affected by changes in foreign currency exchange rates. The prices of our products would become more expensive in a particular foreign market if the value of the U.S. dollar, the Euro or the British pound were to rise in comparison to the local currency, which could make it more difficult to sell our products in that market. We will continue to face foreign currency exchange risk in the future. Therefore, our financial results could be directly affected by weak economic conditions in foreign markets. In addition, a strengthening of the U.S. dollar, the Euro or the British pound could make our products less competitive in foreign markets. Also, since March 31, 2005, we have borrowed Euro 10 million, or about $12.1 million. Changing foreign exchange rates could adversely affect the repayment of this loan. A hypothetical 10% adverse change in the value of the Euro against the U.S. dollar and the British pound against the U.S. dollar would have had the effect of reducing our annual net income as of the end of each of fiscal 2005 and 2004 by an amount less than $1.0 million.

Because of the operation of our principal foreign units in their own functional currencies, this sensitivity analysis was undertaken by examining the net income or loss of the foreign units incorporated into our statement of operations and testing the impact of the hypothetical change in exchange rates on such income or loss. The hypothetically derived net income or loss of the foreign units was then calculated with our statement of operations data to derive the hypothetical impact on our net income.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Stockholders,
IXYS Corporation
Santa Clara, California

We have audited the accompanying consolidated balance sheet of IXYS Corporation as of March 31, 2005, and the related consolidated statements of operations, stockholders' equity, comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IXYS Corporation as of March 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IXYS Corporation's internal control over financial reporting as of March 31, 2005, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 3, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

BDO Seidman, LLP
San Francisco, California

June 3, 2005
except for Note 16 which is as of June 23, 2005

Annual Report

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of IXYS Corporation

In our opinion, the consolidated balance sheet as of March 31, 2004 and the related consolidated statement of operations, of comprehensive income (loss), of cash flows and of changes in stockholders' equity for each of the two years in the period ended March 31, 2004 (appearing in this Form 10-K) present fairly, in all material respects, the financial position of IXYS Corporation and its subsidiaries at March 31, 2004, and the consolidated results of operations, comprehensive income (loss) and cash flows of IXYS Corporation and its subsidiaries at March 31, 2004 and for each of the two years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
San Jose, CA

May 18, 2004

IXYS CORPORATION

CONSOLIDATED BALANCE SHEETS

	March 31, 2005	March 31, 2004
	(In thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 58,144	$ 42,058
Restricted cash	155	1,141
Accounts receivable, net of allowances of $2,629 in 2005 and $2,654 in 2004	41,388	33,131
Inventories	51,411	48,055
Prepaid expenses and other current assets	4,134	1,710
Deferred income taxes	6,649	7,769
Total current assets	161,881	133,864
Property, plant and equipment, net	27,814	26,369
Other assets	5,907	7,310
Deferred income taxes	2,787	9,503
Goodwill	21,502	21,223
Total assets	$219,891	$198,269
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of capitalized lease obligations	$ 2,733	$ 3,447
Notes payable to bank	—	800
Accounts payable	12,962	15,277
Accrued expenses and other liabilities	22,123	18,094
Total current liabilities	37,818	37,618
Capitalized lease obligations, net of current portion	4,409	2,904
Loan payable	157	157
Pension liabilities	12,230	12,059
Total liabilities	54,614	52,738
Commitments and contingencies (Note 8)		
Stockholders' Equity		
Preferred stock, $0.01 par value:		
Authorized: 5,000,000 shares; none issued and outstanding	—	—
Common stock, $0.01 par value:		
Authorized: 80,000,000 shares; 33,586,196 issued and 33,359,194 outstanding in 2005 and 33,018,675 issued and 32,923,373 outstanding in 2004	336	331
Additional paid-in capital	153,376	151,074
Deferred compensation	(4)	(10)
Notes receivable from stockholders	(355)	(1,388)
Retained earnings (accumulated deficit)	5,492	(10,750)
Accumulated other comprehensive income	7,984	6,721
Treasury stock, at cost: 227,002 and 95,302 common shares in 2005 and 2004	(1,552)	(447)
Total stockholders' equity	165,277	145,531
Total liabilities and stockholders' equity	$219,891	$198,269

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Net revenues	$256,620	$187,442	$136,111
Cost of goods sold	176,710	143,948	107,371
Gross profit	79,910	43,494	28,740
Operating expenses:			
Research, development and engineering	18,574	15,811	12,846
Selling, general and administrative	35,707	32,742	32,437
Restructuring	—	—	750
Total operating expenses	54,281	48,553	46,033
Operating income (loss)	25,629	(5,059)	(17,293)
Other income (expense):			
Interest income	1,341	615	910
Interest expense	(708)	(305)	(190)
Other expense	(481)	(1,324)	(1,288)
Income (loss) before income tax	25,781	(6,073)	(17,861)
(Provision for) benefit from income tax	(9,539)	1,641	5,716
Net income (loss)	$ 16,242	$ (4,432)	$(12,145)
Net income (loss) per share — basic	$ 0.49	$ (0.14)	$ (0.39)
Weighted average shares used in per share calculation — basic	33,093	32,434	30,889
Net income (loss) per share — diluted	$ 0.46	$ (0.14)	$ (0.39)
Weighted average shares used in per share calculation — diluted	35,085	32,434	30,889

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended March 31,		
	2005	2004	2003
	(In thousands)		
Net income (loss)	$16,242	$(4,432)	$(12,145)
Other comprehensive income (loss):			
Foreign currency translation adjustments	1,263	5,363	3,721
Comprehensive income (loss)	$17,505	$ 931	$ (8,424)

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares	Amount	Additional Paid-In Capital	Notes Receivable from Stockholders	Retained Earnings (Accumulated Deficit)	Deferred Compensation	Accumulated Other Comprehensive Gain (Loss)	Treasury Shares	Treasury Amount	Total Stockholders' Equity
					(In thousands)					
Balances, March 31, 2002	26,902	$270	$ 92,785	$ (853)	$ 5,827	—	$(2,363)	95	$ (447)	$ 95,219
Exercise of stock options	130	1	443	—	—	—	—	—	—	444
Issuance of common stock under Employee Stock Purchase Plan	31	—	207	—	—	—	—	—	—	207
Issuance of common stock for the acquisition of Clare, Inc.	4,894	49	51,350	—	—	—	—	—	—	51,399
Interest accrued on notes receivable	—	—	—	(60)	—	—	—	—	—	(60)
Deferred compensation	—	—	50	—	—	(50)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	24	—	—	—	24
Foreign currency translation adjustments	—	—	—	—	—	—	3,721	—	—	3,721
Net loss	—	—	—	—	(12,145)	—	—	—	—	(12,145)
Balances, March 31, 2003	31,957	320	144,835	(913)	(6,318)	(26)	1,358	95	(447)	138,809
Exercise of stock options	233	2	841	—	—	—	—	—	—	843
Issuance of common stock under Employee Stock Purchase Plan	62	1	561	—	—	—	—	—	—	562
Issuance of common stock for the acquisition of Microwave Technology, Inc.	767	8	4,348	—	—	—	—	—	—	4,356
Interest accrued on notes receivable		—	475	(475)	—	—	—	—	—	—
Deferred compensation	—	—	14	—	—	(14)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	30	—	—	—	30
Foreign currency translation adjustments	—	—	—	—	—	—	5,363	—	—	5,363
Net loss	—	—	—	—	(4,432)	—	—	—	—	(4,432)
Balances, March 31, 2004	33,019	331	151,074	(1,388)	(10,750)	(10)	6,721	95	(447)	145,531
Exercise of stock options	480	4	1,509	—	—	—	—	—	—	1,513
Issuance of common stock under Employee Stock Purchase Plan	87	1	614	—	—	—	—	—	—	615
Interest accrued on notes receivable	—	—	60	(60)	—	—	—	—	—	—
Compensation expense on shareholder loans	—	—	119	—	—	—	—	—	—	119
Repayment of notes receivable	—	—	—	1,039	—	—	—	—	—	1,039
Interest forgiven on notes receivable	—	—	—	54	—	—	—	—	—	54
Amortization of deferred compensation	—	—	—	—	—	6	—	—	—	6
Repurchase of common stock	—	—	—	—	—	—	—	132	(1,105)	(1,105)
Foreign currency translation adjustments	—	—	—	—	—	—	1,263	—	—	1,263
Net income (loss)	—	—	—	—	16,242	—	—	—	—	16,242
Balances, March 31, 2005	33,586	$336	$153,376	$ (355)	$ 5,492	$ (4)	$ 7,984	227	$(1,552)	$165,277

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,		
	2005	2004	2003
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 16,242	$ (4,432)	$(12,145)
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,639	11,186	9,297
Provision for receivables allowances	4,994	4,261	8,024
Write down of inventories	2,917	2,057	7,258
Loss on disposal of fixed assets	225	4	240
Loss (gain) on foreign currency transactions	1,399	670	(1,713)
Deferred income taxes	7,885	(4,424)	(3,067)
Compensation expense for notes from shareholders	119	—	—
Interest forgiven on notes from shareholders	54	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(12,568)	(13,262)	(6,799)
Inventories	(5,286)	2,253	2,987
Prepaid expenses and other current assets	(2,134)	144	89
Other assets	(335)	(618)	(1,742)
Accounts payable	(2,702)	2,096	(527)
Accrued expenses and other liabilities	2,258	4,828	379
Pension liabilities	(337)	916	123
Net cash provided by operating activities	23,370	5,679	2,404
Cash flows from investing activities:			
Restricted cash decrease (increase)	986	1,607	(321)
Purchases of plant and equipment	(5,952)	(3,679)	(2,510)
Acquisition of Microwave Technology, Inc., net of cash acquired	—	143	—
Acquisition of Clare, Inc., net of cash acquired	—	—	7,843
Net cash provided by (used in) investing activities	(4,966)	(1,929)	5,012
Cash flows from financing activities:			
Principal payments on capital lease obligations	(3,996)	(3,918)	(2,928)
Repayment of notes payable to bank	(800)	(10)	—
Collections on stockholder notes receivables	1,039	212	—
Proceeds from loans	—	—	1,931
Proceeds from issuance of common stock under the employee stock purchase plan	615	562	207
Proceeds from exercise of stock options	1,513	843	506
Purchase of treasury stock	(1,105)	—	—
Net cash used in financing activities	(2,734)	(2,311)	(284)
Effect of foreign exchange rate fluctuations on cash and cash equivalents	416	525	851
Net increase in cash and cash equivalents	16,086	1,964	7,983
Cash and cash equivalents at beginning of year	42,058	40,094	32,111
Cash and cash equivalents at end of year	$ 58,144	$ 42,058	$ 40,094
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for interest	$ 149	$ 138	$ 164
Cash paid during the period for income taxes	$ 721	$ 108	$ 1,256
Supplemental Schedule of Noncash Investing and Financing Activities:			
Purchase of fixed assets under capital lease	$ 264	$ 683	$ 116
Common stock issued for Microwave Technology, Inc. net assets	$ —	$ 4,356	$ —
Common stock issued for Clare, Inc. net assets	$ —	$ —	$ 51,399

The accompanying notes are an integral part of these consolidated financial statements.

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Formation and Business of IXYS:

IXYS Corporation ("IXYS" or the "Company") designs, develops, manufactures and markets power semiconductors and digital and analog integrated circuits ("ICs"). Power semiconductors are used primarily in controlling energy in motor drives, power conversion (including uninterruptible power supplies ("UPS") and switch mode power supplies ("SMPS")) and medical electronics. IXYS's power semiconductors convert electricity at relatively high voltage and current levels to create efficient power as required by a specific application. IXYS's target market includes segments of the power semiconductor market that require medium to high power semiconductors, with a particular emphasis on high power semiconductors. IXYS's power semiconductors include power metal oxide silicon field effect transistors ("Power MOSFETs"), insulated gate bipolar transistors ("IGBTs"), thyristors and rectifiers, including fast recovery epitaxial diodes ("FREDs"). IXYS's ICs include solid-state relays ("SSRs") for telecommunications applications and power management and control ICs, such as current regulators, motion controllers, digital power modulators and power MOSFET and IGBT drivers.

IXYS sells products in North America, Europe, and Asia through an organization that includes direct sales personnel, independent representatives and distributors. The Company is headquartered in Northern California with principal operations in California, Massachusetts, Germany and the United Kingdom. Each site has manufacturing, research and development and sales and distribution activities. The Company also makes use of subcontract manufacturers for fabrication of wafers and for assembly and test operations.

2. Summary of Significant Accounting Policies:

Principles of Consolidation:

The consolidated financial statements include the accounts of IXYS and its wholly owned subsidiaries after elimination of all intercompany balances and transactions.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from IXYS's estimates.

Revenue Recognition:

Revenue from power semiconductor and IC product sales is recognized upon shipment, provided that a signed purchase order was received, the price is fixed, title has transferred, collection of resulting receivables is reasonably assured, and there are no remaining significant obligations. Reserves for sales returns and allowances, including allowances for so called "ship and debit" transactions, are recorded at the time of shipment, based on historical returns and discounts, current economic trends and changes in customer demand. Transactions with sale terms of FOB shipping point are recognized when the products are shipped and transactions with sale terms of FOB destination are recognized upon arrival.

IXYS sells to distributors and original equipment manufacturers. Approximately 36% of the Company's revenues in fiscal 2005 were from distributors. IXYS provides its distributors with the following programs: stock rotation and ship and debit. Ship and debit is a form of price protection. IXYS recognizes revenue from product sales upon shipment provided that it has received an executed purchase order, the price is fixed and determinable, the risk of loss has transferred, collection of resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. Reserves for allowances are also recorded at the time of shipment. The management of IXYS must make estimates of potential future product returns and so called "ship and debit" transactions related to current period product revenue. Management analyzes historical returns and ship and debit transactions, current economic trends and changes in customer demand and acceptance of the Company's products when evaluating the adequacy of the sales returns and allowances. Significant management judgments and estimates must be made and used in connection with establishing the allowances in any accounting period. Material differences may result in the amount and timing of the Company's revenue for any period if management made different judgments or utilized different estimates.

Allowance for sales returns. IXYS maintains an allowance for sales returns for estimated product returns by its customers. The Company estimates its allowance for sales returns based on its historical return experience, current economic trends, changes in customer demand, known returns it has not received and other assumptions. If IXYS makes different judgments or utilizes different estimates, the amount and timing of its revenue could be materially different. Given that the Company's revenues consist of a high volume of relatively similar products, its actual returns and allowances have not fluctuated significantly from period to period to date, and its returns provisions have historically been reasonably accurate. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations.

Allowance for stock rotation. The Company also provides "stock rotation" to select distributors. The rotation allows distributors to return a percentage of the previous six months' sales. In the fiscal years ended March 31, 2005, 2004, and 2003 approximately $1.1 million, $595,000, and $1.3 million, respectively, of products were returned to IXYS under the program. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations. IXYS establishes the allowance based upon maximum allowable rotations, which is consistent with its historical practice.

Trade accounts receivable and allowance for doubtful accounts. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is IXYS's best estimate of the amount of probable credit losses in the existing accounts receivable. IXYS determines the allowance based on the aging of its accounts receivable, the financial condition of its customers and their payment history, its historical write-off experience and other assumptions. The allowance for doubtful accounts is reviewed quarterly. Past due balances and other specified accounts as necessary are reviewed individually. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a selling, general and administrative expense in the statement of operations. This allowance is based on historical losses and management's estimate of future losses.

Allowance for ship and debit. Ship and debit is a program designed to assist distributors in meeting competitive prices in the marketplace on sales to their end customers. Ship and debit requires a request from the distributor for a pricing adjustment for a specific part for a customer sale to be shipped from the distributor's stock. The Company has no obligation to accept this request. However, it is the Company's historical practice to allow some companies to obtain sales discounts for inventory held. IXYS's distributors had approximately $4.5 million in inventory of the Company's products on hand at March 31, 2005. Ship and debit authorizations may cover current and future distributor activity for a specific part for sale to the distributor's customer. In accordance with Staff Accounting Bulletin No. 104 Topic 13, "Revenue Recognition," at the time the Company records sales to the distributors, it provides an allowance for the estimated future distributor activity related to such sales since it is probable that such sales to distributors will result in ship and debit activity. The sales allowance requirement is based on sales during the period, credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends IXYS sees in its direct sales activity with original equipment manufacturers and other customers, and input from sales, marketing and other key management. The Company receives periodic statements regarding its products held by distributors. These procedures require the exercise of significant judgments. IXYS believes that they enable the Company to make reliable estimates of future credits under the ship and debit program. Actual results to date have approximated the estimates. At the time the distributor ships the part from stock, the distributor debits IXYS for the authorized pricing adjustment. This allowance is included as part of the accounts receivable allowance on the balance sheet and as a reduction to gross revenues in the calculation of net revenues on the statement of operations. If competitive pricing were to decrease sharply and unexpectedly, estimates would be insufficient, which could significantly adversely affect results.

Additions to the ship and debit allowance are estimates of the amount of expected future ship and debit activity related to sales during the period and reduce revenues and gross profit in the period. The following table sets forth the beginning and ending balances of, additions to, and deductions from, the allowance for ship and debit during the three years ended March 31, 2005 (in thousands):

Balance March 31, 2002	$ 355
Additions	2,062
Deductions	(1,934)
Balance March 31, 2003	483
Additions	2,189
Deductions	(2,248)
Balance March 31, 2004	424
Additions	2,742
Deductions	(2,613)
Balance March 31, 2005	$ 553

For nonrecurring engineering, or NRE, related to engineering work performed by the Clare Micronix division to design chip prototypes that will later be used to produce required units, customers enter into arrangements with Clare Micronix to perform engineering work for a fixed fee. Clare Micronix records fixed-fee payments during the development phase from customers in accordance with Statement of Financial Accounting Standards No. 68, "Research and Development Arrangements" Amounts offset against research and development costs totaled approximately $161,000 in fiscal 2005, $382,000 in fiscal 2004 and $329,000 in fiscal 2003.

Foreign Currency Translation:

The local currency is considered to be the functional currency of IXYS's wholly owned international subsidiaries, IXYS Semiconductor GmbH ("IXYS GmbH"), IXYS Berlin GmbH ("IXYS Berlin") and Westcode Semiconductors Limited ("Westcode"). Accordingly, assets and liabilities are translated at the exchange rate in effect at year-end and revenues and expenses are translated at average rates during the year. Adjustments resulting from the translation of the accounts of IXYS GmbH, IXYS Berlin and Westcode into U.S. dollars are included in accumulated other comprehensive income, a separate component of stockholders' equity. The Company's Swiss subsidiary utilizes the US dollar as its functional currency. Foreign currency transaction gains and losses are included as a component of other income or expense.

Cash Equivalents:

IXYS considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents include investments in money market accounts at banks.

Reclassifications:

A reclassification has been made to the fiscal 2003 and fiscal 2004 consolidated financial statements to conform to the presentation of fiscal 2005. In the reclassification, litigation expenses in the amount of $3.0 million and $4.7 million for the fiscal years 2004 and 2003 were reclassified from other expense, net to selling, general and administrative expenses. In addition, proceeds from capital lease obligations in the amounts of $1.2 million and $3.0 million were reclassified on the consolidated statement of cash flows in fiscal 2004 and fiscal 2003, respectively, to a reduction of purchases of plant and equipment. Such reclassification had no effect on previously reported net income or retained earnings.

Inventories:

Inventories, consisting primarily of wafers, bipolar devices, transistors, diodes and integrated circuits, are recorded at the lower of a currently adjusted standard cost, which approximates actual cost on a first-in-first-out basis, or market value. Consistent with Statement 3 of Accounting Research Bulletin 43, or ARB 43, the Company's accounting for inventory costing is based on the applicable expenditure incurred, directly or indirectly, in bringing the inventory to its existing condition. Such expenditures include acquisition costs, production costs and other costs incurred to bring the inventory to its use. Shipping and handling costs, when incurred, are included in the cost of inventory and in the cost of goods sold. In accordance with Statement 4 of ARB 43, as it is impractical to track inventory from the time of purchase to the time of sale for the purpose of specifically identifying inventory cost, the Company's inventory is therefore valued based on a standard cost, given that the materials purchased are identical and interchangeable at various production process. IXYS reviews its standard costs on an as-needed basis but in any event at least once a year, and updates them as appropriate to approximate actual costs. Work in process and finished goods inventory are determined to be saleable based on a demand forecast within a specific time horizon, generally 12 to 24 months. Inventories in excess of saleable amounts are not valued.

The Company typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. The value of its inventories is dependent on its estimate of future demand as it relates to historical sales. If the Company's projected demand is over-estimated, IXYS may be required to reduce the valuation of its inventories below cost. IXYS regularly reviews inventory quantities on hand and record an estimated provision for excess inventory based primarily on its historical sales. IXYS performs an analysis of inventories and compares the sales for the preceding two years. To the extent the Company has inventory in excess of the greater of two years' historical sales, twice the most recent year's historical sales or backlog, it recognizes a reserve for excess inventories. However, for new products, the Company does not consider whether there is excess inventory until it develops sufficient sales history or experiences a significant change in expected product demand, based on backlog. Actual demand and market conditions may be different from those projected by IXYS's management. This could have a material effect on the Company's operating results and financial position. If IXYS makes different judgments or utilizes different estimates, the amount and timing of the write-down of inventories may be materially different.

During the economic downturn of fiscal 2002 and fiscal 2003, IXYS built inventory beyond demand in its Santa Clara operation. At the end of fiscal 2003, excess inventory was measured by sets of related product part numbers rather than by individual product part numbers. These sets were used because it was thought that sales of such would be representative of the sales of the individual part numbers within any such set. For the fourth quarter of fiscal 2004, IXYS recognized that sales by sets of related product part numbers were not revealing individual part numbers that were not selling at a similar rate and so the Company refined the calculation to examine excess inventory by individual part number.

Excess inventory frequently remains saleable. When excess inventory is sold, it yields a gross profit margin of up to 100%. Sales of excess inventory have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs. Once inventory is written down below cost, it is not written up. IXYS does not physically segregate excess inventory and assign unique tracking numbers to it in the Company's accounting systems. Consequently, IXYS cannot isolate the sales prices of excess inventory from the sales prices of non-excess inventory. Therefore, IXYS is unable to report the amount of gross profit resulting from the sale of excess inventory or quantify the favorable impact of such gross profit on its gross profit margin.

The following table provides information on the Company's excess inventory at cost (which has been fully reserved in the Company's financial statements), including the sale of excess inventory valued at cost (in thousands):

Balance at March 31, 2002	$ 6,988
Sale of excess inventory	(1,917)
Scrap of excess inventory	—
Balance of excess inventory	5,071
Additional accrual of excess inventory	12,153
Balance at March 31, 2003	17,224
Sale of excess inventory	(2,624)
Scrap of excess inventory	(504)
Balance of excess inventory	14,096
Additional accrual of excess inventory	10,536
Balance at March 31, 2004	24,632
Sale of excess inventory	(3,685)
Scrap of excess inventory	(2,555)
Balance of excess inventory	18,392
Additional accrual of excess inventory	2,849
Balance at March 31, 2005	$21,241

The practical efficiencies of wafer fabrication require the manufacture of semiconductor wafers in minimum lot sizes. Often, when manufactured, the Company does not know whether or when all the semiconductors resulting from a lot of wafers will sell. With more than 9,000 different part numbers for semiconductors, excess inventory resulting from the manufacture of some of those semiconductors will be continual and ordinary. Because the cost of storage is minimal when compared to potential value and because the products of the Company do not quickly become obsolete, IXYS expects to hold excess inventory for potential future sale for years. Consequently, IXYS has no set time line for the sale or scrapping of excess inventory.

In addition, in accordance with the guidance in Statements 6 and 7 of ARB 43, the inventory of the Company is also being written down to lower of cost or market or net realizable value. IXYS reviews its inventory listing on a quarterly basis for an indication of losses being sustained for costs that exceed selling prices less direct costs to sell. When it is evident that the selling price is lower than current cost, the inventory is marked down accordingly. At March 31, 2005 the Company's lower of cost or market reserve was $1.4 million.

Furthermore, IXYS performs an annual inventory count and periodic cycle counts for specific parts that have a high turnover. The Company also periodically consider any inventory that is no longer usable and writes it off.

Property, Plant and Equipment:

Property, plant and equipment, including equipment under capital leases, is stated at cost less accumulated depreciation. Equipment under capital lease are stated at the lower of the present value of the minimum lease payments at the beginning of the lease term or the fair value of the leased assets at the inception of the lease. Depreciation is computed using the straight-line method over estimated useful lives of three to ten years for equipment and twenty years for plant. Upon disposal, the assets and related accumulated depreciation are removed from IXYS's accounts and the resulting gains or losses are reflected in the statements of operations. Repairs and maintenance costs are charged to expense. Depreciation of leasehold improvements is provided on the straight-line method over the shorter of the estimated useful life or the term of the lease.

As required by SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," IXYS evaluates the recoverability of the carrying amount of its property, plant and equipment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment is assessed when the forecasted undiscounted cash flows derived for the operation to which the assets relate are less than the carrying amount including associated intangible assets of the operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets. Judgment is used when applying these impairment rules to determine the timing of the impairment test, the undiscounted expected cash flows used to assess impairments and the fair value of an impaired asset. The dynamic economic environment in which IXYS operates and the resulting assumptions used to estimate future cash flows impact the outcome of these impairment tests.

Foreign Exchange Contracts:

Although the majority of IXYS's transactions are in U.S. Dollars, IXYS enters into currency forward contracts to manage foreign currency exchange risk associated with its operations. From time to time, IXYS purchases short-term, forward exchange contracts to hedge the impact of foreign currency fluctuations on certain underlying assets, liabilities and commitments for operating expenses denominated in foreign currencies. The purpose of entering into these hedge transactions is to minimize the impact of foreign currency fluctuations on the results of operations. The contracts generally have maturity dates that do not exceed three months. IXYS does not purchase short-term forward exchange contracts for trading purposes. The Company elected not to designate these forward exchange contracts as accounting hedges and any changes in fair value are marked to market and recorded in the results of operations in other income. At March 31, 2005, no such contracts were open.

Defined Benefit Plans:

IXYS maintains pension plans covering certain of its employees. For financial reporting purposes, net periodic pension costs are calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations, assumed rate of return on pension plan assets and assumed rate of compensation increases for plan employees. All of these assumptions are based upon management's judgment, considering all known trends and uncertainties. Actual results that differ from these assumptions would impact the future expense recognition and cash funding requirements of the Company's pension plans.

Advertising:

IXYS expenses advertising as the costs are incurred. Advertising expense for the years ended March 31, 2005, 2004 and 2003 was $451,000, $408,000 and $657,000, respectively. Advertising expense is included in selling, general and administrative expense.

Research and Development:

Research and development costs are charged to operations as incurred.

Income Taxes:

IXYS's provision for income taxes is comprised of its current tax liability and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized. In determining the amount of the valuation allowance, IXYS considers estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which it operates. If IXYS determines that it will not realize all or a portion of its remaining deferred tax assets, it will increase its valuation allowance with a charge to income tax expense. Conversely, if IXYS determines that it will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. Significant management judgment is required in determining the provision for income taxes, the deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the event that actual results differ from these estimates or IXYS adjusts these estimates in future periods, IXYS may need to establish a valuation allowance that could materially impact its financial position and results of operations. IXYS's ability to utilize its deferred tax assets and the continuing need for a related valuation allowance are monitored on an ongoing basis.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Act"). Incorporated into the provisions, the Act includes a temporary incentive for U.S. corporations to repatriate accumulated income earned overseas. IXYS presently does not intend to repatriate any foreign income under the Act.

Other Income and Expense:

Other income and expense primarily consists of gains and losses on foreign currency transactions and interest income and expense.

Indemnification:

The Company does not provide product guarantees or warranties. On occasion, the Company provides limited indemnification to customers against intellectual property infringement claims related to the Company's products. To date, the Company has not experienced significant activity or claims related to such indemnifications. The Company does provide in the normal course of business indemnification to its officers, directors and selected parties.

Legal Contingencies:

The Company is subject to various legal proceedings and claims, the outcomes of which are subject to significant uncertainty. SFAS No. 5, "Accounting for Contingencies," requires that an estimated loss from a loss contingency should be accrued by a charge to income if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred. IXYS evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. Changes in these factors could materially impact the Company's financial position, results of operations or cash flows.

Net Income (Loss) Per Share:

Basic earnings per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution from the exercise of options into common stock. The calculation of dilutive net income (loss) per share excludes potential shares if their effect is anti-dilutive; that is, when the exercise price of the option exceeds the market price. Potential shares consist of incremental common shares issuable upon the exercise of stock options.

Recent Accounting Pronouncements:

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which addresses the accounting for share-based payment transactions. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using APB No. 25, and generally requires instead that such transactions be accounted and recognized in the statement of income based on their fair value. SFAS No. 123R will be effective for public companies as of the first fiscal year that begins after June 15, 2005. IXYS will adopt SFAS No. 123R for the fiscal year beginning April 1, 2006. SFAS No. 123R offers IXYS alternative methods of adopting this standard. At the present time, the Company has not yet determined which alternative method it will use and the resulting impact on its financial position or results of operations. IXYS does not expect this accounting change to materially affect its liquidity as equity-based compensation is a non-cash expense. The effect of expensing stock options on the Company's results of operations and earnings per share using the Black-Scholes model is presented on a pro forma basis in the accompanying Note 2 to Consolidated Financial Statements.

In December 2004, the FASB issued FASB Staff Position ("FSP") No. FAS 109-1, "Application of FASB Statement No. 109, "Accounting for Income Taxes," to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004." The American Jobs Creation Act, or AJCA, introduces a special tax deduction on qualified production activities. FSP 109-1 clarifies that this tax deduction should be accounted for as a special tax deduction in accordance with Statement 109. Pursuant to AJCA, IXYS is examining if it will be entitled to this special deduction in 2005. The Company does not expect the adoption of these new tax provisions to have a material impact on its consolidated financial position, results of operations or cash flows.

In December 2004, the FASB Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." The American Jobs Creation Act introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to U.S. companies, provided certain criteria are met. FSP No. 109-2 provides accounting and disclosure guidance on the impact of the repatriation provision on a company's income tax expense and deferred tax liability. The Company is currently studying the impact of the one-time favorable foreign dividend provision and intends to complete the analysis by the end of fiscal 2006. Accordingly, IXYS has not adjusted its income tax expense or deferred tax liability to reflect the tax impact of any repatriation of non-U.S. earnings it may make.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs — an amendment of ARB No. 43, Chapter 4." This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for idle facility expense, double freight, rehandling costs, and excessive spoilage. ARB 43 previously stated that such costs may be so abnormal as to require treatment as current period charges. SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they are "abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 2004. The provisions of this Statement should be applied prospectively. IXYS will adopt

SFAS No. 151 for the fiscal year beginning April 1, 2006. The Company is currently considering but have not yet determined what impact the adoption of this standard will have on its financial position and results of operations.

Comprehensive Income:

IXYS's foreign currency translation adjustments represent the only component of comprehensive income that is excluded from net income (loss) for 2005 and prior years. See Foreign Currency Translation above for discussion of currency translation adjustments.

Concentration and Business Risks:

Dependence on Third Parties for Wafer Fabrication and Assembly:

IXYS manufactures approximately 57% of its wafers, an integral component of its products, in its facilities in Germany, the UK, Massachusetts and California. IXYS relies on third party suppliers to provide the remaining 43%. The principal external foundry is Samsung Electronics's facility in Kiheung, South Korea. There can be no assurance that material disruptions in supply will not occur in the future. In such event, IXYS may have to identify and secure additional foundry capacity and may be unable to identify or secure sufficient foundry capacity to meet demand. Even if such capacity is available from another manufacturer, the qualification process could take six months or longer. If IXYS were unable to qualify alternative manufacturing sources for existing or new products in a timely manner or if such sources were unable to produce semiconductor devices with acceptable manufacturing yields and at acceptable prices, IXYS's business, financial condition and results of operations would be materially and adversely affected.

Dependence on Suppliers:

IXYS purchases silicon wafers from three vendors with whom IXYS does not have long term supply agreements. Any of these suppliers could terminate their relationship with IXYS at any time. IXYS's reliance on a limited number of suppliers involves several risks, including potential inability to obtain an adequate supply of silicon wafers and reduced control over the price, timely delivery, reliability and quality of the silicon wafers. There can be no assurance that problems will not occur in the future with suppliers.

Employees Covered by Collective Bargaining Arrangements:

Approximately 150 IXYS employees in the United Kingdom and 240 in Germany have their annual pay increases negotiated by a labor union.

Concentration of Credit Risk:

IXYS invests its excess cash primarily in short-term time deposit accounts with a major German bank and money market accounts with a U.S. bank. Additionally, IXYS invests in commercial paper with financial institutions that management believes to be creditworthy. These securities mature within ninety days or less and bear minimal credit risk. IXYS has not experienced any losses on such investments.

IXYS sells its products primarily to distributors and original equipment manufacturers. IXYS performs ongoing credit evaluations of its customers and generally does not require collateral. An allowance for potential credit losses is maintained by IXYS and such losses have not been material. See Note 15 for a discussion of revenues by geography.

During the year ended March 31, 2005, sales to one customer represented 11.5% of net revenues. At March 31, 2005 and 2004, no customer accounted for greater than 10% of accounts receivable.

Financial instruments that potentially subject IXYS to credit risk comprise principally cash and cash equivalents and trade accounts receivable. IXYS invests its excess cash in accordance with its investment policy that has been approved by the Board of Directors and is reviewed periodically by management to minimize credit risk. The policy authorizes the investment of excess cash in government securities, tax exempt municipal securities, Eurodollar notes and bonds, time deposits, certificates of deposit, commercial paper rated Aa or better and other specific money market accounts and corporate instruments of similar liquidity and credit quality.

Fair Value of Financial Instruments:

Carrying amounts of certain of IXYS's financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities. Based on borrowing rates currently available to IXYS for loans with similar terms, the carrying value of notes payable to banks, loans payable and notes receivable from stockholders approximate fair value.

Stock-Based Compensation Plans:

IXYS accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of IXYS's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. IXYS's policy is to grant options with an exercise price equal to the quoted market price of IXYS's stock on the grant date. Accordingly, no compensation has been recognized for its stock option plans. IXYS provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation."

Had compensation cost for its stock plans been determined based on the fair value at the grant date for awards in fiscal years 2005, 2004 and 2003 consistent with the provisions of SFAS No. 123, IXYS's net income (loss) and net income (loss) per share for fiscal years 2005, 2004 and 2003 would have decreased to the pro forma amounts indicated below (in thousands, except per share amounts):

	Year Ended March 31,		
	2005	2004	2003
Net income (loss)	$16,242	$(4,432)	$(12,145)
Less: Total stock-based compensation determined under fair value based methods for all awards to employees, net of tax	(1,870)	(2,580)	(2,366)
Pro forma net income (loss)	$14,372	$(7,012)	$(14,511)
As reported net income (loss) per share — basic	$ 0.49	$ (0.14)	$ (0.39)
Pro forma net income (loss) per share — basic	$ 0.43	$ (0.22)	$ (0.47)
As reported net income (loss) per share — diluted	$ 0.46	$ (0.14)	$ (0.39)
Pro forma net income (loss) per share — diluted	$ 0.41	$ (0.22)	$ (0.47)

The fair value of option grants has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended March 31,		
	2005	2004	2003
Risk-free interest rate	3.15% to 3.49%	1.72% to 3.22%	2.74% to 4.33%
Expected term	4.0 years	4.0 years	4.0 years
Volatility	64%	100%	104%
Dividend yield	0%	0%	0%

3. Acquisitions

Microwave Technology, Inc.:

On September 5, 2003, IXYS completed its acquisition of 100% of the voting equity interests of Microwave Technology, Inc. ("MwT"), a manufacturer of discrete gallium arsenide field effect transistors ("FETS") based in the United States. The acquisition of MwT expanded the Company's line of radio frequency, or RF, products by adding MwT's gallium arsenide semiconductor products and increased IXYS's presence in RF power semiconductors. The acquisition was intended to allow the combined organization to be more competitive and to achieve greater financial strength, operational efficiencies, access to capital and growth potential than either company could separately achieve. These factors contributed to the purchase price in excess of the fair value of MwT's net tangible and intangible assets acquired, and, as a result, IXYS has recorded goodwill in connection with this transaction. The acquisition was a stock-for-stock exchange. As such, none of the goodwill is expected to be deductible for tax purposes. MwT has been included in the Company's statement of operations since September 5, 2003. In connection with the acquisition, approximately 767,000 shares of IXYS common stock and options exercisable for approximately 26,000 shares of IXYS common stock were issued. The total purchase price is as follows (in thousands):

Value of IXYS common stock issued	$4,189
Value of IXYS options issued	167
Direct merger cost	321
Total purchase price	$4,677

The fair value of IXYS's common stock issued was determined using an average of the closing sales prices of a share of the common stock on the Nasdaq National Market for the five trading days before and after the definitive agreement was signed. The fair value of the options assumed in the transaction was determined using the Black-Scholes option pricing model using an expected life of 2-years, risk free rate of 2% and expected volatility of 66% and no expected dividend rate.

In fiscal 2004 IXYS allocated the purchase price to identifiable intangible assets, tangible assets, liabilities assumed and goodwill as follows (in thousands):

		Estimated Useful Lives
Fair value of tangible assets acquired:		
Current assets	$ 2,182	
Deferred tax assets — short term	559	
Plant and equipment	91	
	2,832	
Amortizable intangible assets:		
Core technology	300	5 to 6 years
Existing technology	1,300	5 to 6 years
Contract and related customers' relationships	400	5 to 6 years
Tradename	200	5 to 6 years
Backlog	200	3 to 6 months
	2,400	
Total assets acquired	5,232	
Fair value of liabilities assumed	(2,415)	
Net assets acquired	2,817	
Goodwill	1,860	
Total purchase price	$ 4,677	

The Company made an adjustment of approximately $279,000 to Goodwill in fiscal 2005 related to the acquisition of Microwave Technology.

Pro Forma Disclosure (in thousands, except per share data):

The following unaudited pro forma combined amounts give effect to the acquisition of MwT as if the acquisition had occurred on April 1, 2002. On a pro forma basis, the results of operations of MwT for the years ended March 31, 2004 and 2003 are consolidated with IXYS results for the same periods. The pro forma amounts do not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of the period, or of results which may occur in the future.

	Year Ended March 31,	
	2004 (Unaudited)	2003 (Unaudited)
Net revenue	$189,826	$148,607
Net loss	$ (6,627)	$(21,215)
Net loss per share — basic	(0.20)	(0.65)
Net loss per share — diluted	$ (0.20)	$ (0.65)
Weighted-average shares used in per share calculation — basic	32,753	32,612
Weighted-average shares used in per share calculation — diluted	32,753	32,612

Clare, Inc.:

On June 10, 2002, IXYS completed its acquisition of 100% of the voting equity interests of Clare, Inc. ("Clare"). The acquisition of Clare expanded the Company's product offerings into the semiconductor segment of the market that replaces electromagnetic relays, or EMRs, with solid state relays, or SSRs. Clare's semiconductor products are capable of integrating a number of functions previously provided by discrete components into one package and including product applications such as modem interfaces to the Internet, cable set top boxes, and voice over Internet protocol, or VOIP, applications. The acquisition was intended to allow the combined organization to be more competitive and to achieve greater financial strength, operational efficiencies, access to capital and growth potential than either company could separately achieve. These factors contributed to the purchase price in excess of the fair value of Clare's net tangible and intangible assets acquired, and, as a result, IXYS has recorded goodwill in connection with this transaction. The acquisition was a stock-for-stock exchange. As such, none of the goodwill is expected to be deductible for tax purposes. Clare has been included in the Company's statement of operations since June 10, 2002. In connection with the acquisition, approximately 4.9 million shares of IXYS common stock and options exercisable for approximately 1.0 million shares of IXYS common stock were issued. In connection with the acquisition, (a) each outstanding share of Clare common stock was converted into the right to receive 0.49147 of a share of IXYS common stock, which resulted in the issuance of approximately 4.9 million shares of IXYS common stock, and (b) each option to purchase Clare common stock outstanding immediately prior to the consummation of the acquisition was converted into an option to purchase 0.49147 of a share of IXYS common stock, resulting in the assumption of options exercisable for approximately 1.0 million shares of IXYS common stock. The total purchase price is as follows (in thousands):

Value of IXYS common stock issued	$47,658
Value of Clare's options assumed by IXYS	3,741
Merger cost	1,676
Total purchase price	$53,075

The fair value of IXYS's common stock issued was determined using an average of the closing sales prices of a share of the common stock on Nasdaq National Market for the three days before and after the announcement date. The fair value of the options assumed in the transaction was determined using the Black-Scholes option pricing model using an expected life of two years, risk free rate of 3.4% and expected volatility of 80% and no expected dividend rate. IXYS has allocated the purchase price to identifiable intangible assets, tangible assets, liabilities assumed and goodwill as follows (in thousands):

		Estimated Useful Lives
Fair Value of tangible assets acquired:		
Current assets	$24,861	
Deferred tax assets — short term	4,796	
Plant and equipment	10,271	
Other assets	111	
	40,039	
Amortizable intangible assets:		
Core technology	2,700	5 to 6 years
Tradename/trademarks	900	3 years
Other	715	3 months to 6 years
	4,315	
Total assets acquired	44,354	
Fair value of liabilities assumed	(8,746)	
Net assets acquired	35,608	
Goodwill	17,467	
Total purchase price	$53,075	

Pro Forma Disclosure (in thousands, except per share data):

The following unaudited pro forma combined amounts give effect to the acquisition of Clare as if the acquisition had occurred on April 1, 2002. On a pro forma basis, the results of operations of Clare for the year ended March 31, 2003 are consolidated with IXYS results for the same periods. The pro forma amounts do not purport to be indicative of what would have occurred had the acquisition been made as of the beginning of each period or of results that may occur in the future.

	Year Ended March 31, 2003 (Unaudited)
Net revenue	$142,568
Net loss	$(19,938)
Net loss per share — basic	$ (0.63)
Net loss per share — diluted	$ (0.63)
Weighted-average shares used in per share calculation	31,845

4. Restructuring:

In June 2002, the Company adopted a corporate restructuring program to reduce expenses and preserve the Company's cash. The restructuring mainly relates to a reduction in the workforce designed to eliminate redundant positions at Clare. The restructuring charge, which consisted mainly of involuntary employee separation costs of $750,000, was recorded in operating expense for the year ended March 31, 2003 and fully paid by year-end. The separation cost is for 33 employees worldwide: 5 in sales and marketing, 7 in research and development, 3 in general and administrative and 9 in operations functions in the United States; and 8 in sales and marketing and 1 in general and administrative outside the United States.

5. Goodwill and Intangible Assets:

Goodwill represents the excess of the purchase price over the estimated fair value of the net assets acquired. IXYS values goodwill and intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The costs of acquired intangible assets are recorded at fair value at acquisition. Intangible assets with finite lives are amortized using the straight-line method over their estimated useful lives, normally three to six years, and evaluated for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

Goodwill and intangible assets with indefinite lives are carried at fair value and reviewed at least annually for impairment as of December 31, or more frequently if events and circumstances indicate that the asset might be impaired, in accordance with SFAS No. 142. The Company has determined that it only has one reporting unit as defined by SFAS 142. An impairment loss would be recognized to the extent that the carrying amount exceeds the fair value of the Company (the reporting unit). There are two steps in the determination. The first step compares the carrying amount of the net assets to the fair value of the Company. The second step, if necessary, recognizes an impairment loss to the extent the carrying amount of the Company's net assets exceed the fair value of the Company. The implied fair value of goodwill is determined by allocating the fair value of the Company in a manner similar to a purchase price allocation, in accordance with SFAS No. 141, "Business Combinations." The residual fair value after this allocation is the implied fair value of the Company's goodwill. IXYS has not recorded an impairment of goodwill or intangible assets.

Recent additions to goodwill are discussed in Note 3 Acquisitions. The Company made an adjustment of approximately $279,000 to Goodwill in fiscal 2005 related to the acquisition of Microwave Technology.

6. Balance Sheet Details:

Allowances Movement (in thousands):

	Balance at Beginning of Year	Additions	Deductions	Translation Adjustments	Balance at End of Year
Allowances for accounts receivable and for doubtful accounts					
Year ended March 31, 2005	$2,654	$4,994	$(5,057)	$38	$2,629
Year ended March 31, 2004	$3,169	$4,261	$(4,849)	$73	$2,654
Year ended March 31, 2003	$1,045	$8,024	$(5,982)	$82	$3,169

Inventories:

Inventories consist of the following (in thousands):

	March 31, 2005	March 31, 2004
Raw materials	$13,386	$12,117
Work in process	25,304	26,729
Finished goods	12,721	9,209
	$51,411	$48,055

Property, Plant and Equipment:

Property, plant and equipment consists of the following (in thousands):

	March 31, 2005	March 31, 2004
Property and plant	$ 6,367	$ 6,390
Equipment owned	55,300	48,267
Equipment capital leases	16,102	17,679
Leasehold improvements	2,954	2,954
	80,723	75,290
Accumulated depreciation — owned plant, equipment, and leasehold improvements	(43,804)	(37,599)
Accumulated amortization — capital leases	(9,105)	(11,322)
	$ 27,814	$ 26,369

Depreciation and amortization expense for fiscal years ended March 31, 2005, 2004 and 2003 amounted to $9.3 million, $11.2 million and $9.3 million, respectively.

IXYS leases certain equipment under capital lease arrangements expiring through fiscal year 2008 at interest rates of 5.2% to 13.7%.

Other Assets:

Other assets consists of the following (in thousands):

	March 31, 2005	March 31, 2004
Purchased intangible assets, net (see Note 3 Acquisitions for historic addition activity)	$2,724	$4,273
Loans to vendors	1,967	1,442
Other	1,216	1,595
	$5,907	$7,310

Amortization of purchased intangible assets was approximately $1.3 million in fiscal 2005 and is expected to be approximately $965,000 in fiscal 2006.

Accrued Expenses and Other Liabilities:

Accrued expenses and other liabilities consist of the following (in thousands):

	March 31, 2005	March 31, 2004
Compensation and vacation	$ 6,374	$ 2,834
Legal, audit and tax preparation	2,449	2,101
Commissions, royalties, deferred revenue and other	2,511	3,962
Income taxes	5,958	7,247
Uninvoiced goods and services	4,831	1,950
	$22,123	$18,094

7. Borrowing Arrangements:

IXYS entered into a loan and security agreement with a U.S. bank to borrow up to an aggregate amount not to exceed $5.0 million. The loan bears interest at the bank's prime rate, 5.75% at March 31, 2005, payable monthly, and matures in September 2005. The loan is collateralized by certain assets and contains certain general and financial covenants, including a requirement that IXYS remain solvent and able to pay its debts as they become due. At March 31, 2005, IXYS had no outstanding balance under the loan. IXYS has another line of credit with a U.S. bank that consists of a $100,000 commitment, none of which has been drawn down. The line bears interest at a rate of 3.25%. The line is collateralized by a $100,000 certificate of deposit that IXYS has with the bank.

In October of 2004, IXYS Semiconductor GmbH obtained a $5.0 million line of credit with a German bank that supports a letter of credit facility. At March 31, 2005, there were approximately $1.6 million of open letters of credit to support inventory purchases.

A German bank issued to IXYS a commitment letter for a Euro 3.8 million, or about $4.9 million, equipment lease facility. The equipment lease facility provides financing at varying pricing for periods up to 48 months. At March 31, 2005, IXYS had drawn Euro 2.6 million, or about $3.4 million, under this commitment. In addition to the rights to the equipment, the bank holds a security interest in the general assets of IXYS Semiconductor GmbH and unrestricted amounts deposited with the bank. Drawings under the facility are included within the capitalized lease obligations on the balance sheet.

IXYS entered into a term loan with a Swiss bank in the amount of Swiss Franc 200,000, or approximately US $157,000. The loan bears interest of 5.25% and is due in November 2006.

8. Commitments and Contingencies:

Commitments:

IXYS leases certain equipment under capital lease arrangements expiring through fiscal year 2008 at interest rates of 5.2% to 13.7%.

IXYS rents certain of its facilities under operating leases that expire in 2022.

Future minimum lease payments under capital and operating leases are (in thousands):

Fiscal Year Ending March 31,	Capital Leases	Operating Leases
2006	$ 3,524	$ 3,331
2007	2,247	2,518
2008	1,435	2,146
2009	872	2,008
Thereafter	5	9,861
Total Minimum Payments	8,083	$19,864
Less: Interest	(941)	
	7,142	
Less: Current Portion	(2,733)	
	$ 4,409	

Rent expense for fiscal years ended March 31, 2005, 2004 and 2003 amounted to $2.8 million, $2.6 million and $2.1 million, respectively.

As of March 31, 2005 and 2004, IXYS had cash deposits with financial institutions of $155,000 and $1.1 million, respectively, which were restricted as to use and represent compensating balances for current or future discounted acceptances and letters of credit. These balances are included in restricted cash on the Company's balance sheets.

As of March 31, 2005, IXYS is committed to purchase approximately $11.8 million of inventory from suppliers of IXYS.

IXYS Corporation guarantees the $5.0 million line of credit issued by a German bank to IXYS Semiconductor GmbH to support a letter of credit facility. At March 31, 2005, there were approximately $1.6 million of open letters of credit to support inventory purchases.

Legal Proceedings:

IXYS currently is involved in a variety of legal matters that arise in the normal course of business. Were an unfavorable ruling to occur, there could be a material adverse impact on the Company's financial condition, results of operations or cash flows.

On June 22, 2000, International Rectifier Corporation filed an action for patent infringement against IXYS in the United States District Court for the Central District of California, alleging that certain of IXYS's products sold in the United States infringe U.S. patents owned by International Rectifier. International Rectifier's complaint against IXYS contended that IXYS's alleged infringement of International Rectifier's patents has been and continues to be willful and deliberate. Subsequently, the U.S. District Court decided that certain of IXYS's power MOSFETs and IGBTs infringe certain claims of each of three International Rectifier U.S. patents.

In 2002, the U.S. District Court entered a permanent injunction barring IXYS from making, using, offering to sell or selling in, or importing into, the United States, MOSFETs (including IGBTs) covered by the subject patents and ruled that International Rectifier should be awarded damages of $9.1 million for IXYS's alleged infringement of International Rectifier's patents. In addition, the U.S. District Court ruled that IXYS had been guilty of willful infringement. Subsequently, the U.S. District Court increased the damages to a total of $27.2 million, plus attorney fees.

IXYS appealed and on March 19, 2004 the United States Court of Appeals for the Federal Circuit reversed or vacated all findings of patent infringement previously issued against IXYS by the U.S. District Court, and vacated the permanent injunction. On August 9, 2004, the Federal Circuit Court vacated the damages award. The case was remanded to the U.S. District Court for further proceedings. The case has been set for trial to commence on August 2, 2005.

There can be no assurance of a favorable outcome in the International Rectifier suit. In the event of an adverse outcome, damages or injunctions awarded by the U.S. District Court would be materially adverse to IXYS's financial condition, results of operations and cash flows. Management has not accrued any amounts for damages in the accompanying balance sheets for the International Rectifier matter described above.

On April 10, 2003, LoJack Corporation ("LoJack") filed a suit against Clare, Inc. in the Superior Court of Norfolk County, Massachusetts claiming breach of contract, unjust enrichment, breach of the implied covenant of good faith and fair dealing, failure to perform services and violation of a Massachusetts statute prohibiting unfair and deceptive acts and practices, all purportedly resulting from Clare's alleged breach of a contract to develop custom integrated circuits and a module assembly.

In its complaint, LoJack sought damages in an amount to be determined at trial, an $890,000 refund of payments it made under the contract, all work product resulting from any work prepared by Clare and its attorneys' fees in the suit. LoJack also sought to have its damages trebled under the Massachusetts statute.

Clare answered the complaint denying any liability and counterclaiming for breach of contract, unjust enrichment, breach of the implied covenant of good faith and fair dealing, violation of the Massachusetts statute, promissory estoppel and negligent misrepresentation. Discovery in the litigation is largely complete. Motions for summary judgment have been briefed but not yet heard. A trial date of October 11, 2005 has been set.

There can be no assurance of a favorable outcome in the LoJack suit. In the event of an adverse outcome, damages awarded by the court could be materially adverse to the Company's financial condition, results of operations or cash flows. Management has not accrued any amounts of damages in the accompanying balance sheets for the LoJack matter described above.

9. Stockholders' Equity:

Stock Purchase and Stock Option Plans:

IXYS has the 1999 Equity Incentive Plan and the 1999 Non-Employee Directors' Equity Incentive Plan (the "Plans") under which incentive stock options may be granted for not less than 85% of fair market value at the time of grant. The options, once granted, expire ten years from the date of grant. Options granted to employees under the 1999 Incentive Plan typically vest over four years, the initial option grants under the 1999 Non-Employee Directors' Equity Incentive Plan vests over four years and subsequent annual grants vest over one year. The Board of Directors has the full power to determine the provisions of each option issued under the Plans. The 1994 Stock Option Plan was terminated in May 1999. No options have been granted below fair market value.

Since inception, the cumulative shares authorized for the 1999 Equity Incentive Plan were approximately 8.6 million shares. The Plan has an evergreen feature that adds up to 1,000,000 shares to the total shares authorized each year at the discretion of the board. The 1999 Non-Employee Directors' Equity Incentive Plan had a total of 500,000 shares authorized at its inception date.

Stock option activity under the Plans is summarized below (in thousands, except share data):

	Shares Available for Grant	Options Outstanding			Weighted Average Exercise Price
		Number of Shares	Exercise Price	Total	
Balances, March 31, 2002	2,749,276	3,820,694		$19,595	$ 5.13
Options assumed		992,128	$ 1.91-$50.10	$14,127	$14.24
New authorized	899,991				
Options granted	(888,750)	888,750	$ 4.64-$7.79	$ 4,992	$ 5.62
Options exercised		(130,224)	$ 0.08-$5.23	$ (506)	$ 3.89
Options cancelled	(58,725)	(584,462)	$3.625-$50.10	$(7,713)	$13.20
Options expired		(1,875)	$ 17.35	$ (33)	$17.60
Balances, March 31, 2003	2,701,792	4,985,011		$30,462	$ 6.11
Options assumed		25,741	$ 1.83-$3.66	$ 87	$ 3.38
New authorized	1,000,000				
Options granted	(746,000)	746,000	$ 6.75-$10.63	$ 6,313	$ 8.46
Options exercised		(232,862)	$ 1.02-$7.73	$ (843)	$ 3.62
Options cancelled	185,676	(185,676)	$ 3.63-$31.54	$(2,314)	$12.46
Options expired	27,650	(27,650)	$ 3.63-$29.50	$ (309)	$11.18
Balances, March 31, 2004	3,169,118	5,310,564		$33,396	$ 6.29
Options assumed					
New authorized	1,000,000				
Options granted	(453,000)	453,000	$ 6.65-$9.15	$ 3,687	$ 8.14
Options exercised		(480,751)	$ 1.69-$7.38	$(1,551)	$ 3.23
Options cancelled	61,640	(61,640)	$ 4.64-$31.54	$ (560)	$ 9.09
Options expired	20,100	(24,098)	$ 2.16-$19.00	$ (247)	$10.25
Balances, March 31, 2005	3,797,858	5,197,075		$34,725	$ 6.68

The following table summarizes information about stock options outstanding at March 31, 2005:

Options Outstanding				Options Exercisable	
Exercise Price	Number of Shares	Weighted Average Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.69-2.34	807,058	4.5	$ 2.20	804,993	$ 2.20
$3.46-4.88	1,547,180	4.5	$ 3.82	1,453,363	$ 3.77
$5.23-7.79	1,532,162	7.5	$ 7.02	817,250	$ 7.01
$8.01-11.70	857,591	8.7	$ 9.11	222,266	$ 8.81
$12.21-18.25	239,511	4.5	$13.63	238,011	$13.62
$18.44-21.36	115,499	4.9	$19.17	115,499	$19.17
$28.49-36.24	98,074	4.7	$30.46	98,074	$30.46
	5,197,075	6.1	$ 6.68	3,749,456	$ 6.23

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of option grants has been estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended March 31,		
	2005	2004	2003
Risk-free interest rate	3.15% to 3.49%	1.72% to 3.22%	2.74% to 4.33%
Expected term	4 years	4 years	4 years
Volatility	64%	100%	104%
Dividend yield	0%	0%	0%

No dividend yield is assumed as IXYS has not paid dividends and has no plans to do so.

The weighted average expected term was calculated based on the vesting period and the expected life of the grant using historic experience. The risk free interest rate was calculated based on rates prevailing during grant periods and the expected life of the options at the date of grants. The weighted average fair values of options granted to employees during the fiscal years ended March 31, 2005, 2004 and 2003 were $3.81, $8.46 and $4.41, respectively.

In November 1995 IXYS sold 6,750,395 shares of common stock to certain members of IXYS's management. The shares were purchased through recourse promissory notes at a purchase price of $0.11 per share. Interest is due on the notes at a rate of 5.79% per annum through September 15, 2000 and 6.25% per annum after that date, with the balance outstanding due in full September 2005. At March 31, 2005, approximately $299,000 was receivable on these notes.

In August 2001 IXYS sold 8,250 shares of common stock to a director. The shares were purchased through a recourse promissory note at a purchase price of $3.625 per share. Interest is due on the note at a rate of 6.75% per annum, with the balance outstanding due in full in August 2006. At March 31, 2005, $56,000 was receivable on this note.

In May 1999, IXYS approved the 1999 Employee Stock Purchase Plan ("Purchase Plan") and reserved 500,000 shares of common stock for issuance under the Purchase Plan and terminated all prior Paradigm employee stock purchase plans. Under the Purchase Plan, substantially all employees may purchase the Company's common stock at a price equal to 85.0% of the lower of the fair market value at the beginning or the end of each specified six-month offering period. Stock purchases are limited to 15.0% of an employee's eligible compensation. During the year ended March 31, 2005, there were approximately 87,000 shares purchased under the Purchase Plan leaving 221,000 shares available for purchase under the plan in the future.

The fair value for the purchase rights issued under the Purchase Plan using the Black-Scholes valuation model with the following weighted average assumptions:

	Year Ended March 31,		
	2005	2004	2003
Risk-free interest rate	1.28%	1.02%	1.22%
Expected life	0.5 years	0.5 years	0.5 years
Volatility	57%	100%	104%
Dividend yield	0%	0%	0%

The weighted average fair value per share of those purchase rights granted in 2005, 2004 and 2003 was $2.66, $6.16 and $2.70, respectively.

On May 4, 2005, IXYS accelerated the vesting of the right to purchase 128,250 shares of its common stock pursuant to previously granted stock options. The accelerated options were at exercise prices in excess of the closing price on May 4, 2005 of $10.28. The vesting was accelerated to avoid future accounting charges under SFAS No. 123R.

10. Employee Savings and Retirement Plan:

IXYS has a 401(k) plan, known as the "IXYS Corporation and Subsidiary Employee Savings and Retirement Plan." Eligibility to participate in the plan is subject to certain minimum service requirements. Employees may voluntarily contribute up to 20% of yearly compensation and IXYS may make matching contributions as determined by the Board of Directors in a resolution on or before the end of the fiscal year. Employees are 100% vested immediately in any contributions by IXYS. For the years ended March 31, 2005, 2004 and 2003, IXYS contributed $407,000, $378,000 and $424,000, respectively.

11. Related Party Transactions:

ABB, Ltd. was a principal stockholder of IXYS until December 2004. In fiscal years 2005, 2004 and 2003, IXYS generated revenues of $3.6 million, $2.7 million and $2.7 million, respectively, from sales of products to ABB and ABB's affiliates for use as components in their products. At March 31, 2005 and 2004 the accounts receivable balances from these sales were $535,000 and $704,000 respectively.

Omni Microelectronics, a sales representative company majority owned by S. Joon Lee, was paid sales commissions by Samsung Electronics on $39.8 million and $21.8 million received by Samsung Electronics from the Company in respect of fiscal 2005 and fiscal 2004. Samsung Electronics serves as a wafer foundry for the Company. Mr. Lee is a director of the Company.

12. Pension Plans:

IXYS maintains two defined benefit pension plans: one for the United Kingdom employees and one for German employees. These plans cover most of the employees in the United Kingdom and Germany. Benefits are based on years of service and the employees' compensation. The Company deposits funds for these plans, consistent with the requirements of local law, with investment management companies, insurance companies, trustees, and/or accrues for the unfunded portion of the obligations. The measurement date for the projected benefit obligations and the plan assets is March 31, 2005.

Net Period Pension Cost:

The net periodic pension expense includes the following components:

	Year Ended March 31,		
	2005	2004	2003
	(In thousands)		
Service cost	$ 878	$ 750	$ 750
Interest cost on projected benefit obligation	1,713	1,397	1,245
Expected return on plan assets	(1,166)	(762)	(957)
Recognized actuarial loss (gain)	118	181	63
Net periodic pension expense	$ 1,543	$1,566	$1,101

Funded Status:

	March 31,	
	2005	2004
	(In thousands)	
Change in benefit obligation		
Projected benefit obligation at the beginning of the year	$30,499	$24,469
Service cost	878	750
Interest cost	1,713	1,397
Plan participants contribution	195	294
Actuarial (gain) loss	(96)	1,915
Benefits paid	(976)	(646)
Foreign currency translation adjustment	1,561	2,320
Projected benefit obligation at the end of the year	$33,774	$30,499

	March 31,	
	2005	2004
	(In thousands)	
Change in plan assets		
Fair value of plan assets at the beginning of the year	$13,452	$10,480
Actual return on plan assets	1,553	2,559
Employer contribution	1,152	938
Plan participant contribution	195	294
Benefits paid	(668)	(322)
Foreign currency translation adjustment	2,351	(497)
Fair value of plan assets at the end of the year	$18,035	$13,452

	March 31,	
	2005	2004
	(In thousands)	
Status of plan		
Plan obligations in excess of plan assets	$(15,739)	$(17,047)
Unrecognized actuarial loss	3,128	3,784
Net loss	381	1,204
Accrued benefit	$(12,230)	$(12,059)

	March 31,	
	2005	2004
	(In thousands)	
Reconciliation of funded status		
Accrued pension cost at the beginning of the year	$(12,059)	$ (9,924)
Net period pension cost	(1,543)	(1,566)
Cash contribution	1,152	938
Benefits paid	976	646
Foreign currency translation adjustment	(756)	(2,153)
Accrued pension cost at the end of the year	$(12,230)	$(12,059)

	March 31,	
	2005	2004
Assumptions		
Discount rate	5.50%	5.50%
Expected long-term rate of return on assets	4.0-7.0%	4.20-7.40%
Salary scale	1.0-4.4%	2.20-4.40%

Approximately 70% of the accrued pension liability relates to the German plan and 30% to the United Kingdom plan. The total accumulated benefit obligation at March 31, 2005 was approximately $30.7 million.

The investment policies and strategies for the assets of the plans are determined by the respective plan's trustees in consultation with independent investment consultants and the employer. The Company's practice is to fund these plans in amounts at least sufficient to meet the minimum requirements of local laws and regulations. The trustees are aware that the nature of the liabilities of the plans will evolve as the age profile and life expectancy of the membership changes. These changing liability profiles lead to consultations about the appropriate balance of investment assets to be used by the plans (equity, debt, other), as well as timescales within which required adjustments should be implemented. The plan assets in the United Kingdom are held in pooled investment funds operated by Fidelity Investments. The plan assets in Germany are held by a separate legal entity. The plan assets do not include securities of the Company. There is a near term objective to increase the debt proportion of the assets to approximately 25% of assets by 2007 by investing new contributions in debt and by reducing equity investments.

The long term expected rate of return is a weighted average of the returns expected for the underlying broad asset classes. The expected returns for each asset class have regard to market conditions on March 31, 2005 and past performance of the asset classes generally.

IXYS expects to make contributions to the plans of approximately $1.1 million in the fiscal year ended March 31, 2006. This contribution is primarily contractual. The allocation of the assets of the plans at the measurement dates was approximately (in thousands):

	March 31,	
	2005	2004
Equity securities	$14,348	$11,300
Debt securities	3,053	2,125
Other	634	27
	$18,035	$13,452

IXYS expects to pay benefits in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter of approximately (in thousands):

	Benefit Payments
Year ended March 31, 2006	$ 860
Year ended March 31, 2007	935
Year ended March 31, 2008	1,024
Year ended March 31, 2009	1,108
Year ended March 31, 2010	1,185
Five fiscal years ended March 31, 2015	7,681
Total benefit payments for the ten fiscal years ended March 31, 2015	$12,793

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13. Income Taxes:

Income (loss) before income tax provision (benefit) consists of the following (in thousands):

	Year Ended March 31,		
	2005	2004	2003
Domestic	$14,829	$(10,810)	$(17,322)
International	10,952	4,737	(539)
	$25,781	$ (6,073)	$(17,861)

IXYS's provision for (benefit from) income taxes consists of the following (in thousands):

	Year Ended March 31,		
	2005	2004	2003
Current:			
Federal	$(1,121)	$(1,653)	$ —
State	429	25	30
Foreign	2,346	961	819
	1,654	(667)	849
Deferred:			
Federal	4,735	(1,740)	(6,458)
State	(36)	98	(546)
Foreign	3,186	668	439
	7,885	(974)	(6,565)
Total income tax provision (benefit)	$ 9,539	$(1,641)	$(5,716)

The Company evaluates the need for tax contingency reserves at the end of each financial statement reporting period. During the current period, the Company adjusted its tax contingency reserves related to various tax jurisdictions.

IXYS's effective tax rate differed from the statutory federal income tax rate for the years ended March 31, 2005, 2004 and 2003 as shown in the following table:

	Year Ended March 31,		
	2005	2004	2003
Statutory federal income tax (benefit) rate	35%	(35)%	(35)%
State taxes, net of federal tax benefit	1	2	(4)
Foreign earnings taxed at different rates	(3)	6	7
R&D credit	(3)	—	—
Valuation allowance	12	—	—
Other	(5)	—	—
Effective tax rate	37%	(27)%	(32)%

The components of net deferred income tax assets are as follows (in thousands):

	March 31,	
	2005	2004
Deferred tax assets:		
Reserves	$ 6,765	$ 7,696
Other liabilities and accruals	2,882	3,071
Total short term deferred tax assets	9,647	10,767
Depreciable assets	391	169
Net operating loss carryforward	50,621	55,602
Credits carryforward	2,316	1,609
Intangibles arising from acquisitions	(1,869)	(2,173)
Net deferred tax asset	$ 61,106	$ 65,974
Less: Valuation allowance	(51,670)	(48,702)
	$ 9,436	$ 17,272

The Company has made no provision for U.S. income taxes on undistributed earnings of certain foreign subsidiaries because it is the Company's intention to permanently reinvest such earnings in its foreign subsidiaries. If such earnings were distributed, the Company would be subject to additional U.S. income tax expense. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable. The deferred tax assets of $9.4 million consists of current tax assets from timing differences between U.S. accounting guidelines and tax laws that more likely than not will be utilized in future reporting periods.

As of March 31, 2005, the Company had net operating loss carryforwards for income tax purposes of approximately $134.5 million and $1.3 million for federal and state, respectively. The Company had net operating loss carryforwards for foreign income tax purposes of approximately $9.9 million. If not utilized, the U.S. net operating losses begin to expire in 2013 and 2012 for federal and state, respectively. The Company has not recognized approximately $113.9 million of the operating loss carryforwards, most of which were obtained in acquisitions. Of the remaining $20.6 million of U.S. operating loss carryforwards, approximately $11.9 million were utilized in fiscal 2005 and the balance of $8.7 million is reflected in the long-term deferred tax assets. The Company's U.S. federal and state research and development tax credit carryforwards for income tax purposes are approximately $1.8 million and $0.7 million, respectively. If not utilized, the federal tax credit carryforwards will begin to expire in 2005.

A valuation allowance was recorded at March 31, 2005 to reduce the deferred tax assets arising from a portion of the Company's foreign operating loss carryforwards, to an amount that is more likely than not to be realized. As of March 31, 2005 and March 31, 2004, the Company had a valuation allowance of $51.7 million and $48.7 million, respectively. The difference of $3.0 million primarily relates to an increase in foreign net operating losses that are more likely than not to be unrealized due to currently unprofitable operations. In determining the amount of the valuation allowance, the Company considers estimated future taxable income as well as feasible tax planning strategies in each taxing jurisdiction in which it operates. If the Company determines that it will not realize all or a portion of the remaining deferred tax assets, it will increase the valuation allowance with a charge to income tax expense. Conversely, if the Company determines that it will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. Significant management judgment is required in determining the Company's provision for income taxes, its deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. In the event that actual results differ from these estimates or the Company adjusts these estimates in future periods, the Company may need to establish a valuation allowance that could materially impact its financial position and results of operations. The Company's ability to utilize its deferred tax assets and the continuing need for a related valuation allowance are monitored on an ongoing basis. The valuation allowance recorded in fiscal 2005 is based on the Company's assessment that a portion of the foreign net operating losses would not be realizable.

Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards and credit carryforwards may be impaired or limited in certain circumstances. Events which may restrict utilization of a company's net operating loss and credit carryforwards include, but are not limited to, certain ownership change limitations and continuity of business requirements as defined in Internal Revenue Code Section 382 and similar state provisions. In the event the Company has had a change of ownership, defined as a cumulative ownership change of more than 50% over a three-year period, utilization of carryforwards could be restricted to an annual limitation. The annual limitation may result in the expiration of net operating loss carryforwards and credit carryforwards before utilization.

14. Computation of Net Income (Loss) Per Share:

Basic and diluted earnings per share are calculated as follows (in thousands, except per share amounts):

	Year Ended March 31,		
	2005	2004	2003
Basic:			
Weighted-average shares	33,093	32,434	30,889
Net income (loss)	$16,242	$(4,432)	$(12,145)
Net income (loss) per share	$ 0.49	$ (0.14)	$ (0.39)
Diluted:			
Weighted-average shares	33,093	32,434	30,889
Common equivalent shares from stock options and warrants	1,992	—	—
Shares used in per share calculation	35,085	32,434	30,889
Net income (loss)	$16,242	$(4,432)	$(12,145)
Net income (loss) per share	$ 0.46	$ (0.14)	$ (0.39)

In 2005, there were outstanding options to purchase 619,000 shares at a weighted average price of $19.38 that were not included in the computation of dilutive net income per share since the exercise prices of the options exceeded the market price of the common stock. These options could dilute earnings per share in future periods. In 2004 and 2003, there were outstanding options to purchase 5,310,564 and 4,985,011 shares at weighted average prices of $6.29 and $6.11, respectively, which were not included in the computation of net loss per share because their effect was anti-dilutive.

15. Segment and Geographic Information:

IXYS operates in a single industry segment and has a single reporting unit comprised of semiconductor products used primarily in power-related applications, including those in motor drives, consumer products and power conversion (among them, uninterruptible power supplies, switch mode power supplies and medical electronics), and in the telecommunications industry. IXYS's sales by major geographic area (based on destination) were as follows:

	Year Ended March 31,		
	2005	2004	2003
North America			
United States	$ 72,300	$ 62,061	$ 52,932
Canada	3,473	5,985	4,563
Europe and the Middle East			
Germany	28,821	24,631	19,071
Italy	7,220	6,954	6,468
United Kingdom	15,947	10,111	8,602
Other	33,281	29,578	19,428
Asia Pacific			
Korea	49,990	14,513	3,872
China	16,800	13,565	7,239
Japan	6,711	4,782	4,003
Other	17,619	11,301	7,970
Rest of the World	4,458	3,961	1,963
Total	$256,620	$187,442	$136,111

The following table sets forth the revenues for each of IXYS's product groups for fiscal 2005 and 2004:

	Year Ended March 31,	
	2005	2004
Power semiconductors	$190,338	$139,312
Integrated circuits	40,759	33,058
Systems and RF power semiconductors	25,523	15,072
Total	$256,620	$187,442

During the year ended March 31, 2005, sales to one customer represented 11.5% of net revenues. There was no single end user customer providing more than 10% of IXYS's net revenues for the years ended March 31, 2004 and 2003.

IXYS's foreign operations consist of those of its subsidiaries, IXYS GmbH and IXYS Berlin in Germany, IXYS CH in Switzerland and Westcode in the United Kingdom. At March 31, 2005 all recorded

Goodwill relates to acquired businesses based in the U.S. The following table summarizes the net revenues, net income (loss) and long-lived assets of IXYS's U.S. and foreign operations (in thousands):

	Year Ended March 31,		
	2005	2004	2003
Net Revenues:			
Foreign	$ 99,442	$ 86,533	$ 64,977
IXYS U.S.	157,178	100,909	71,134
	$256,620	$187,442	$136,111
Net Income(loss):			
Foreign	$ 6,504	$ 3,206	$ (925)
IXYS U.S.	9,738	(7,638)	(11,220)
	$ 16,242	$ (4,432)	$(12,145)

	March 31,	
	2005	2004
Property, Plant and Equipment:		
Germany	$13,880	$12,668
Switzerland	1,207	1,713
IXYS U.S.	8,668	4,457
United Kingdom	4,059	7,531
Total Property plant and equipment	$27,814	$26,369

16. Subsequent Events:

On May 6, 2005, IXYS purchased the 83,000 square foot facility used by its Clare, Inc. subsidiary in Beverly, Massachusetts for $9.0 million. In June 2005, IXYS committed to purchase the 27,000 square foot facility used by its Clare Micronix Integrated Systems, Inc. subsidiary in Aliso Viejo, California for $5.1 million.

On June 10, 2005, IXYS Semiconductor GmbH, a German subsidiary of IXYS, borrowed Euro 10.0 million, or about $12.1 million, from IKB Deutsche Industriebank for a term of 15 years.

The interest rate on the loan is determined by adding the then effective Euribor rate and a margin. The margin can range from 70 basis points to 125 basis points, depending on the calculation of a ratio of indebtedness to cash flow for the German subsidiary. During the first five years of the loan, if the Euribor rate exceeds 3.75%, the interest rate may not exceed 4.1%, and, if the Euribor rate falls below 2%, the interest rate may not be lower than 3%. Thereafter, the interest rate is recomputed annually.

Each fiscal quarter during the first five years of the loan, a principal payment of Euro 167,000, or about $200,000, will be required. Thereafter, the amount of the payment will be recomputed.

Financial covenants for a ratio of indebtedness to cash flow and a ratio of equity to total assets for the German subsidiary must be satisfied for the loan to remain in good standing. The loan may be prepaid in whole or in part at any time without penalty. The loan is collateralized by a security interest in the facility owned by IXYS in Lampertheim, Germany.

IXYS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Selected Quarterly Financial Data (unaudited)

Fiscal Year Ended March 31, 2005

	Three Months Ended			
	March 31, 2005	December 31, 2004	September 30, 2004	June 30, 2004
	(In thousands, except per share amounts)			
Net revenues	$69,023	$66,258	$61,385	$59,954
Gross profit	23,169	20,055	19,511	17,175
Operating income	9,043	7,051	6,289	3,246
Net income	$ 5,789	$ 4,749	$ 3,841	$ 1,863
Basic net income per share applicable to common stockholder	$ 0.17	$ 0.14	$ 0.12	$ 0.06
Diluted net income per share applicable to common stockholders	$ 0.16	$ 0.14	$ 0.11	$ 0.05
Weighted average shares used in per share calculation				
Basic	33,034	33,076	33,007	32,952
Diluted	35,297	35,012	34,484	35,049

Fiscal Year Ended March 31, 2004

	Three Months Ended			
	March 31, 2004	December 31, 2003	September 30, 2003	June 30, 2003
	(In thousands, except per share amounts)			
Net revenues	$53,676	$50,744	$42,926	$40,096
Gross profit	7,871	12,045	11,237	12,341
Operating income (loss)	(6,077)	504	(65)	579
Net income (loss)	$(5,152)	$ 386	$ (109)	$ 443
Basic net income (loss) per share applicable to common stockholder	$ (0.16)	$ 0.01	$ 0.00	$ 0.01
Diluted net income (loss) per share applicable to common stockholder	$ (0.16)	$ 0.01	$ 0.00	$ 0.01
Weighted average shares used in per share calculation				
Basic	32,858	32,772	32,213	31,972
Diluted	32,858	34,805	32,213	33,116

CORPORATE INFORMATION

Board of Directors
Nathan Zommer
Chairman of the Board
President and Chief Executive Officer

Donald L. Feucht
Chairman of the Audit Committee
Investor

Samuel Kory
Chairman of the Compensation Committee
Consultant

S. Joon Lee
President of Omni Microelectronics

Kenneth D. Wong
Chairman of the Nominating and Corporate Governance Committee
Chief Operating Officer and Chief Financial Officer of Menlo Equities

Executive Officers
Nathan Zommer
President and Chief Executive Officer

Peter H. Ingram
President of European Operations

Kevin McDonough
President of U.S. Operations

Uzi Sasson
Vice President of Finance and Chief Financial Officer

Annual Meeting
September 6, 2005
3540 Bassett Street
Santa Clara, CA 95054

Corporate Headquarters
3540 Bassett Street
Santa Clara, CA 95054
(408) 982-0700

Form 10-K
A copy of our Annual Report on Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon request to:

Uzi Sasson
IXYS Corporation
3540 Bassett Street
Santa Clara, CA 95054

Or e-mail to:
investorrelations@ixys.net

Or call (408) 982-0700. A copy is also available at the Securities and Exchange Commission website at www.sec.gov.

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